Exhibit C-9

Fall Economic Statement 2022

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Fall Economic Statement | 2022

©His Majesty the King in Right of Canada (2022)

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Foreword

For the past several months, I have been travelling across Canada—to more than two dozen cities and towns—to meet with Canadian workers and Canadian businesses.

I visited an auto parts manufacturer in Etobicoke, a potash mine in Colonsay, Saskatchewan, and the women and men in Sherbrooke who make the boots our Armed Forces wear around the world.

I visited the Port of Saint John in New Brunswick, and a family farm in Olds, Alberta.

In Dartmouth and Brampton and Calgary, I spent time with some of the truckers who keep our economy moving at all hours of the day and no matter the weather.

The Canadians I spoke to were all proud of our country. They were proud of the hard work they do every day—to feed Canada and the world, to build our cars, to send our goods to global markets, to raise their children.

But many were also anxious—anxious about whether Canada’s future will be as prosperous as our past, and anxious about paying the bills today.

And that is where I want to start: with the high cost of living that I know so many millions of Canadians are concerned about.

And while inflation is lower in Canada than in many of our peer countries, I know that fact brings little comfort to Canadians paying higher prices at the checkout counter, or spending more to fill their tanks with gas.

This is a challenging time for millions of Canadians—for our friends, for our families, for our neighbours.

And it’s important, as both the Deputy Prime Minister and the Minister of Finance, that I’m honest with Canadians about the challenges that still lie ahead.

Interest rates are rising as the central bank steps in to tackle inflation. And that means our economy is slowing down.

It means there are people whose mortgage payments are rising. It means business is no longer booming in the same way it has since we left our homes and went back into the world.

That will be the case in Canada. That will be the case in the United States. And that will be the case in economies big and small around the world.

To say otherwise would be misleading. Anyone who claims they could prevent the challenges ahead is wrong.

Canada cannot avoid the global slowdown to come, any more than we could have prevented COVID from reaching our shores once it had begun to infect the world.

But we will be ready—indeed, we are ready.

That’s because, for the past seven years, our government has been reinforcing Canada’s social safety net. We have improved many important programs, and added some new ones, too.

These investments in Canadians are like a well-built house with a solid roof—needed in all seasons and in all weather, but most essential when the temperature drops.

And that is why, as fall turns to winter, we are standing up for the EI and the pensions Canadians have been contributing to for their entire working lives.

That’s why we created the Canada Child Benefit and increased the Guaranteed Income Supplement, and that is why it is so important that our pensions and most important benefits are all indexed to inflation.

And in today’s Fall Economic Statement, we’re delivering on further promises that will help make life more affordable for Canadians—delivering on a plan that millions of Canadians voted for just over a year ago.

We’re working to deliver lower credit card fees for small businesses, to help the businesses at the heart of our economy and our communities—and the Canadians who support them.

Foreword            i

We’re taxing share buybacks, to make sure that large corporations pay their fair share, and to encourage them to reinvest their profits in workers and in Canada.

We’re delivering a Multigenerational Home Renovation Tax Credit, which will help families across Canada afford to have a grandparent or a son or daughter with a disability move back in if they need to.

We’re tackling housing speculation, and making sure that homes are for Canadians to live in—not assets for foreign investors or for other actors to simply trade for profit.

We’re delivering on our commitment to make home ownership more affordable for young people, with a new Tax-Free First Home Savings Account that will make it easier to save for a down payment.

And we’re delivering with a doubling of the First-Time Home Buyers’ Tax Credit to help cover the closing costs that come with buying that first home of your own.

We’re permanently eliminating interest on Canada Student Loans and Apprenticeship Loans.

We’re working to make sure children can see a dentist, and we’re providing much-needed support to low-income renters.

We’re providing advance payments of the Canada Workers Benefit to put more money, sooner, into the pockets of our lowest-paid—and often most essential—workers.

And we’re delivering new support to those who need it most by doubling the GST Credit for six months—hundreds of dollars that will be arriving in the bank accounts of 11 million families to help them pay the bills.

We are providing targeted inflation relief, because that is the right thing to do.

But we cannot support every single Canadian in the way we did with emergency measures at the height of the pandemic.

To do so would force the Bank of Canada to raise interest rates even higher. It would make life more expensive, for everyone, for longer.

So as the central bank fights inflation, we will not make its job harder.

Canada has the lowest net debt and the lowest deficit-to-GDP ratios in the G7. In our April budget, with inflation in Canada and around the world elevated and still rising, we knew we had to chart a fiscally responsible course—and we did.

In the budget, we committed to bringing the deficit down to just over $52 billion this year. Today, we forecast it will be just over $36 billion—a decline of more than 30 per cent.

Because, critically, our pandemic spending worked. Canada is entering this time of a slowing global economy from a position of fundamental economic strength.

There are 400,000 more Canadians working today than before the pandemic. So far this year, our economic growth has been the strongest in the G7. Stronger than the United States, the United Kingdom, Italy, Germany, France or Japan.

And thanks to that enviable economic performance, we are able to provide targeted support to the most vulnerable while shrinking our deficit and paying down our debt.

We will be able to invest in the Canadian economy and be there for the Canadians who need it most—because we were prudent in April, and because we are being prudent today.

We are keeping our powder dry.

That’s why we can all be confident we will get through this coming slowdown, just as we have gotten through these past two-and-a-half difficult years.

And when we do, with our fundamental economic strengths preserved, and the pandemic recession behind us, there is no country in the world better placed than Canada to thrive in a post-COVID global economy.

We grow food to feed the world, and we mine the potash that farmers here and elsewhere need to grow their own. We have the critical minerals and metals that are essential for everything from cell phones to batteries to appliances to electric cars.

We have the natural resources to power the global green transition and to support our allies with their energy security as that transition continues to pick up speed.

And critically, Canada is the democracy that has all of these resources in abundance.

The global economy is at a turning point. We are entering an era of friendshoring—a time when our democratic partners and their most important companies are looking to shift their dependence from dictatorships to democracies.

That is why the Prime Minister and Chancellor Scholz signed an agreement in Newfoundland for Germany to buy Canadian hydrogen.

That is why the United States has moved from a Buy American to a Buy North American policy on critical minerals and electric vehicles.

And that is why our Minister of Industry has been signing agreements with global car manufacturers and battery makers, and why our Minister of Natural Resources is pitching Canada’s critical minerals to the world.

Because Canadians can build the electric vehicles of tomorrow. Canadians can produce the critical minerals that those vehicles, our phones, and our computers depend on.

And Canadian energy workers can help Canada become the leading provider of energy in a net-zero world.

Our allies are counting on us. And that’s good news for Canadians, because our government believes that this ongoing shift is the most significant opportunity for Canadian workers and Canadian businesses in a generation.

Seizing this opportunity is what our April budget invested in. And it is what this Fall Economic Statement invests in, too.

With major investment tax credits for clean technology and clean hydrogen, we will make it more attractive for businesses in Canada to invest in technology and to produce the energy that will help to power a net-zero global economy.

With the launch of the new Canada Growth Fund, we will help attract the billions of dollars in new private capital required to fight climate change and create good jobs at the same time.

From critical minerals, to ports, to energy, we will make it easier for businesses to invest in major projects in Canada—projects with meaningful Indigenous participation, projects that will create good jobs, and projects that will drive our economy forward.

We will continue to invest in tackling the productivity challenge that is Canada’s economic Achilles heel.

We will continue to invest in making sure that Canadians have the skills they need to get good-paying jobs, and we will continue to bring to Canada more of the skilled workers that our growing economy requires in a changing world.

But we know these investments represent only a down payment on the work that lies ahead.

And so, in the months to come, we will continue to work hard to ensure that Canada is the best place in the world for businesses to invest and create good-paying jobs.

Now, these investments—the ones we are making today, and the ones we will continue to make—will be critical to the future of the Canadian economy.

They will help make Canada a leader in the industries of tomorrow. They will help to build an economy that works for everyone, and a country that is more sustainable and more prosperous for generations to come.

But what matters most is what these investments mean for Canadians.

If you’re an energy worker in Alberta, investments in renewable energies mean there will continue to be good-paying jobs for you and your children.

If you’re a young couple in Vancouver, more workers in the building trades means more affordable homes for your new family.

And if you’re an auto worker in Windsor, Canadian leadership on electric vehicles means you can build the next generation of cars that have powered our economy for more than a century.

Foreword            iii

Canadian workers know how important our social safety net is—and that is why our government will never deplete the contributions that keep EI and CPP strong.

And Canadian workers know how important training is to prepare them for valuable, good-paying jobs. So we are investing in that, too.

But Canadian workers also know that the single most important thing is a well-paid, stable job; doing work you can be proud of with people who respect you and your skills.

That’s why our overriding economic objective during COVID was to preserve Canadians’ jobs.

And that is why today, what Canadian workers need is a government with a real, robust industrial policy; a government committed to investing in the green transition, to bringing in new private investment, and to helping create good-paying jobs from coast-to-coast-to-coast.

And that is what we are doing.

In 1903, Prime Minister Laurier stood in this House and said:

“This is not a time for deliberation; this is a time for action. /../ We cannot wait, because time does not wait; we cannot wait because, in these days of wonderful development, time lost is doubly lost.

“We cannot wait, because at this moment there is a transformation going on in the conditions of our national life which it would be folly to ignore and a crime to overlook.”

He was speaking then about the Transcontinental Railway—one that connected Canada and the Canadian economy from east to west, and which helped usher in a new era of growth and prosperity for the people of a growing country.

That project, like Laurier, was imperfect. The prosperity and opportunity it brought were not shared equally—with Indigenous Peoples, with women, with new Canadians.

But his message then is one that we should heed today.

At the turn of the last century, Laurier and a generation of Canadian statesmen understood that Canada was at a turning point—and that we could seize it, or risk being swept aside by the manifest destiny of more ambitious leaders.

Today, we are likewise at a pivotal moment.

The green transition calls for an industrial transformation comparable in scale only to the Industrial Revolution itself—and Canada is blessed with the talented people and the raw materials and the industries needed to drive that transformation.

And Putin’s illegal invasion of Ukraine has transformed geopolitics, reinforcing for our allies the value of turning to each other—to us—for the most critical elements of their supply chains.

Together, these two great transformations represent a generational opportunity to build a thriving and sustainable Canadian economy.

We can lead the global economy in a way that far exceeds our footprint as a country of just 39 million people.

We can lead the fight against climate change, and we can do it in a way that creates good-paying jobs and new businesses for Canadians from coast-to-coast-to-coast.

We can build affordable homes and deliver affordable child care, which will help our economy grow and make life more affordable for middle class Canadians.

And we can ensure that everyone in this country can enjoy the prosperity that the road ahead can provide.

That is the future that we can create for ourselves and our children.

But we cannot wait, because time truly does not wait. In these days of wonderful development, time lost is doubly lost.

I know that times feel tough. The north wind is blowing.

But we have a well-built house with a solid roof, and we have survived far colder winters before.

And just as fall turns to winter, so, too, does winter turn to spring.

There are warmer days ahead, and we will reach them together.

By building an economy that works for everyone.

By building a Canada where everyone can earn a decent living for an honest day’s work.

And by building a Canada where nobody gets left behind.

The Honourable Chrystia Freeland, P.C., M.P.

Deputy Prime Minister and Minister of Finance

Foreword            v

Table of Contents

Foreword		i

Economic Overview: Sound Economic Stewardship in Uncertain Times		1

1.1	New Challenges for the Post-COVID Recovery	1

	Inflation Is the Top Global Economic Challenge	1

	Interest Rates Are Rising Around the World	4

	Global Growth Is Expected to Slow and Recession Risks Have Risen	5

	Canada Has Seen a Strong Recovery	6

	The Labour Market Is Strong	6

	Canada’s Economic Growth Has Slowed From Its Robust Pace	8

1.2	Canadian Economic Outlook	9

	Private Sector Economists Expect Economic Growth to Slow Further	9

	Increasing Probability of a More Pronounced Slowdown	12

1.3	Investing to Expand the Supply Capacity of the Economy	13

	Canada Must Boost Investment	14

1.4	Fiscal Outlook	15

	A Responsible Fiscal Plan	15

	Downside Scenario	18

	The Fiscal Anchor	18

Chapter 1: Making Life More Affordable		21

New Support for Canadians Who Need It Most		21

	Doubling the GST Credit for Six Months	22

	The Canada Dental Benefit	22

	A Top-Up to the Canada Housing Benefit	22

	Eliminating Interest on Federal Student and Apprentice Loans	23

Making Housing More Affordable		23

Lowering Credit Card Transaction Fees for Small Businesses		24

Rebuilding Atlantic Canada and Eastern Quebec After Hurricane Fiona		24

Chapter 2: Jobs, Growth, and an Economy That Works for Everyone		27

2.1	Investing in Skills for a Net-Zero Economy	27

2.2	Securing Canada’s Competitiveness and Creating Good Jobs for Workers	28

	Launching the Canada Growth Fund	29

	An Investment Tax Credit for Clean Technologies	30

	An Investment Tax Credit for Clean Hydrogen	31

	Investing in Canada’s Advanced Manufacturing Competitiveness	31

	Ensuring the Resilience of Canada’s Transportation Supply Chains	32

Table of Contents             vii

2.3	A Productive and Innovative Economy	33

	Launching a Canadian Innovation and Investment Agency	33

	Modernizing National Research Council Facilities	34

	Encouraging Investment in Major Projects	34

	Canada’s 2023-2025 Immigration Levels Plan	35

	Investing in Jobs for Young Canadians	36

	Protecting the Rights of Road Transportation Workers	36

Chapter 3: Fair and Effective Government		39

3.1	A Fair Tax System	39

	A Tax on Share Buybacks	39

	International Tax Reform	39

	Ensuring the Wealthiest Canadians Pay Their Fair Share	40

3.2	Effective Government	40

	Improving Service Delivery	40

	Addressing the Digitalization of Money	40

Annex 1: Details of Economic and Fiscal Projections		43

Annex 2: Update on the 2022-23 Debt Management Strategy		69

Annex 3: Legislative Measures		73

Tax Measures: Supplementary Information		75

Economic Overview

Sound Economic Stewardship in Uncertain Times

Around the world, the aftershocks of a once-in-a-century pandemic, combined with external factors including Russia’s illegal invasion of Ukraine, have driven inflation to its highest rates in decades. Canadians are feeling the pinch—at the grocery store, when bills arrive at the end of the month, and when they think about what the future holds.

Despite the challenges we face, Canadians can be confident that our economy will withstand the global economic slowdown that lies ahead. Canada’s unemployment rate is at multi-decade lows, and economic growth has outperformed our G7 peers so far this year. Programs that supported Canadians through the pandemic helped provide the foundations for an unprecedented economic recovery. This will ensure that Canada will face global economic headwinds from a position of fundamental economic strength and resilience.

At a time of elevated inflation, the government has taken a balanced approach in helping people cope with the rising cost of living. Significant, targeted measures have been provided to support the most vulnerable while still ensuring that Canada maintains the fiscal firepower required in these uncertain times.

In the challenging economic landscape that Canada and the world are contending with, economic growth—both here and around the world—is expected to slow. The severity of the slowdown, both in Canada and abroad, will depend critically on how quickly inflation moderates.

In the years to come, structural trends suggest supply will remain an important constraint on global growth. The future will be marked by an ongoing reorientation of global trade patterns, a rapidly aging population, and the dual imperatives of energy security and the transition to net-zero. Investing in measures that encourage middle class job creation and new investment will be key to the future prosperity of workers and businesses in Canada.

The 2022 Fall Economic Statement builds on actions the government has taken to address these essential challenges, while focusing on supporting workers and families through a challenging economic time. And as we work together to weather the economic slowdown to come, the 2022 Fall Economic Statement will help ensure that our economy can create good-paying jobs for workers, and that we maintain the fiscal firepower we need to support Canadians, grow the middle class, and build an economy that works for everyone.

1.1 New Challenges for the Post-COVID Recovery

Inflation Is the Top Global Economic Challenge

Inflation has increased sharply across the world over the past year. Global imbalances between supply and demand, which stem from a series of global supply shocks combined with rebounding demand, are driving up prices for goods and services.

Russia’s illegal and barbaric invasion of Ukraine has disrupted global supply chains and led to a surge in commodity prices, particularly for crude oil, natural gas, food, and agricultural products. Europe is now facing an acute energy crisis as it moves away from dependency on Russian energy, which is driving up manufacturing costs and putting pressure on household budgets. Lockdowns related to China’s zero-COVID policy have prolonged supply chain disruptions. As well, in many advanced economies, including the United States and Canada, inflation pressures have started to broaden with stronger domestic demand and higher wage pressures stemming from tight labour markets.

In recent months, some of the global drivers of inflation have begun to ease. Global supply bottlenecks remain elevated but have begun to improve (Chart 1.1) and a range of global commodity prices, including crude oil and agricultural commodities, have fallen from previous highs (Chart 1.2).

As a result, headline inflation modestly declined in some countries over the summer, including Canada, though it continued to accelerate in other countries, including Italy, Germany, and the U.K. In Canada, headline inflation declined for the third month in a row to 6.9 per cent year-over-year in September, below the 8.1 per cent peak in June, and more moderate than many peer countries (Chart 1.3). That said, inflationary pressures remain high and widespread in Canada. Momentum in core measures of inflation has eased, but core measures remain elevated and inflation is expected to remain above target levels for some time (Chart 1.4).

Sound Economic Stewardship in Uncertain Times            1

Indeed, there are still significant challenges to the inflation outlook around the world, most notably in the United States. The global economy remains highly disrupted by energy shortages and effects of the war in Ukraine. Global demand remains elevated, as do inflation expectations. It is unlikely that inflationary supply chain pressures will fully abate until demand for goods in the United States—the world’s largest economy—has normalized. The full effect on inflation of higher interest rates is expected to take time to materialize. Altogether, these trends suggest that the global path back to moderate inflation will be gradual.

2            Economic Overview

Sound Economic Stewardship in Uncertain Times            3

Interest Rates Are Rising Around the World

To slow demand and anchor inflation expectations, central banks, including the Bank of Canada and the U.S. Federal Reserve, have been raising interest rates in one of the most synchronized monetary tightening cycles in decades (Chart 1.5). For many advanced economies, interest rates are now reaching levels not seen in nearly 15 years.

In recent months, market expectations for future policy rates have increased substantially, as underlying inflation and inflation expectations have remained elevated and the U.S. Federal Reserve has shown increased resolve to tame inflation. The ramifications are being felt worldwide in a surging U.S. dollar, rising interest rates, and volatile financial markets. Only a few months ago, U.S. policy rates were expected to peak just above 3 per cent, while markets now see them peaking at nearly 5 per cent (Chart 1.6). Central banks have also largely ended quantitative easing programs, with some allowing their balance sheets to shrink, drawing down liquidity. Primarily in response to the shift in monetary policy and expectations of further rate hikes, financial markets have undergone a notable repricing, with equity markets in particular registering significant declines. Higher interest rates have been deployed by central banks to fight inflation, but will markedly slow economic growth.

The Bank of Canada has been clear that it remains committed to using its monetary policy tools to return to the 2 per cent target and keep inflation expectations well-anchored. In late October, the Bank of Canada reiterated that it expects inflation to decline to around 3 per cent, the upper bound of its inflation target, in late 2023, and return to 2 per cent by the end of 2024.

4            Economic Overview

Global Growth Is Expected to Slow and Recession Risks Have Risen

Global growth is expected to slow sharply in the second half of 2022 and in 2023, with the global economy at risk of falling into recession (Chart 1.7). The substantial tightening of financial conditions, as well as the European energy crisis driven by Russia’s illegal invasion of Ukraine, are the main sources of slowing growth in many economies. There are signs that global business activity has begun to weaken (Chart 1.8) and consumer confidence has deteriorated. However, it takes time for tighter financial conditions to have their full effect on production, investment, and consumption decisions. As a result, there is uncertainty about how much global growth will slow.

The sharp rise in U.S. interest rates, coupled with growing concerns over global growth, has fueled a sizeable appreciation of the U.S. dollar against most major currencies, including the Canadian dollar, adding to the increase in prices for imported goods. Given the dominant role of the U.S. dollar in international finance, a strong dollar is also raising debt service costs for non-U.S. borrowers who have debt denominated in U.S. dollars. As a result, developing countries will most acutely feel spillover effects from tightening U.S. monetary policy.

In some major economies, the effects of tighter financial conditions are amplified by unique challenges. The energy crisis in Europe threatens to tip its economy into recession this winter. China is undergoing a marked slowdown in growth amid a necessary correction in its property sector and, at the same time, ongoing restrictions to contain resurgent waves of COVID-19.

Sound Economic Stewardship in Uncertain Times            5

Canada Has Seen a Strong Recovery

Canada’s economic recovery from the pandemic recession has been strong, with real gross domestic product (GDP) having returned to pre-pandemic levels in the fourth quarter of 2021—the fastest recovery of the last three recessions. Despite slowing global economic growth, the Canadian economy has demonstrated resilience, having seen strong growth in the first half of 2022 (Chart 1.9), with real GDP growing by 3.2 per cent at an annual rate—by far the fastest pace in the G7 (Chart 1.10). Canada’s economy is now 102.6 per cent the size that it was before the pandemic.

The Labour Market Is Strong

The strength of Canada’s recovery has been particularly evident in the labour market. Canada has seen one of the fastest jobs recoveries in the G7, in large part due to the broad-based pandemic support the federal government provided to workers and businesses. About 400,000 more Canadians are working today than before the pandemic, and the unemployment rate of 5.2 per cent in September is near its record low (Chart 1.11). These strong conditions are apparent across the country, with employment above pre-pandemic levels in every province (Chart 1.12). Compared to the United States, the economy to which Canada’s is most closely linked, labour force participation is particularly strong. In Canada, about 79 per cent of working-age Canadians participated in the labour market in September, compared to just 74 per cent in the United States.

However, employers have struggled to fill available positions, partly fuelled by a shortfall in immigration earlier in the pandemic (Chart 1.13). Employers were seeking to fill over one million jobs in the second quarter, a record high, though the most timely data suggests some easing in labour demand. Canada’s strong employment recovery has reduced the number of available workers, limiting the potential for further sizeable job gains. This tightness in the labour market has also resulted in a solid rise in wage growth, which has helped lessen the impacts for some of the rising cost of living.

6            Economic Overview

A strong rebound in immigration has helped drive the recovery in population growth and the labour force. Canada has experienced the fastest population growth among G7 countries over the past several years (Chart 1.14). After declining sharply early in the pandemic, the number of new permanent residents in Canada surged by about 275,000 so far in 2022, with the government well on track to achieving its 2022 immigration target. Further, the numbers of students and temporary foreign workers also increased significantly. The economic benefits of immigration, which are in addition to the social and familial benefits, depend on how well newcomers integrate into the labour market. Canada is doing well in this regard as newcomers to Canada have steadily improved their labour force participation over the past few years. Canada continuing to be a destination of choice for those looking to build a better future for themselves and their families will be an important factor in our continued economic growth.

Sound Economic Stewardship in Uncertain Times            7

Canada’s Economic Growth Has Slowed From Its Robust Pace

While Canada’s recovery has been solid, the economy is now showing signs of slowing and life has become more expensive for Canadians. Elevated inflation, combined with rising interest rates and lower equity prices, are weighing heavily on household finances and will slow household spending. At the same time, a weakening global economy is weighing on commodity prices and will ultimately have an impact on demand for Canadian exports. Overall, real GDP expanded by 1.8 per cent at an annual rate from May to August—a notable deceleration from a growth pace of 7.1 per cent between January and April.

So far, the moderation in growth has been most evident in housing markets, which are undergoing a sharp pullback following unprecedented heights during the pandemic. Triggered by higher mortgage rates, resales are down 36 per cent from their peak in February, while house prices are down 9 per cent (Charts 1.15 and 1.16). The cooling in overheated house prices will help slow inflation and make it more affordable for Canadians to enter the housing market. Encouragingly, new construction has been quite resilient, which will also contribute to supply and help moderate housing prices.

Consumer spending, which surged earlier this year as public health restrictions were lifted, is also weakening. High inflation has increased the cost of virtually all goods and services. Bringing inflation under control is critical to ensuring working Canadians do not fall behind. Rising interest rates have raised the cost of borrowing over the past year, while falling home and equity prices have reduced household net worth. That said, there are some factors that may help buoy consumer spending. Notably, many households accumulated an unusually large amount of savings during the pandemic as people stayed home. Labour market conditions are also expected to remain solid.

Meanwhile, the global slowdown is beginning to impact Canadian exporters. The current moderation of commodity prices is weighing on export revenues and could reduce activity in commodity-producing sectors. The slowdown in global manufacturing activity will also drag on non-commodity exporters in the coming months. Despite a deterioration in global economic conditions, some factors could support exports and business investment as the global economy recovers through 2024. The rebound in international travel, the unwinding of global supply chain disruptions, and the recent depreciation of the Canadian dollar should partially offset the impact of weaker global activity on non-commodity exports. Capital expenditures could also increase in response to ongoing capacity constraints facing many businesses.

8            Economic Overview

1.2 Canadian Economic Outlook

The Department of Finance surveyed a group of private sector economists in early September 2022. The average of private sector forecasts has been used as the basis for economic and fiscal planning since 1994, helping to ensure objectivity and transparency, and introducing an element of independence into the government’s economic and fiscal forecast.

Since the private sector survey was conducted in early September, global economic and financial conditions have continued to deteriorate. While the macroeconomic inputs of the September survey continue to provide a reasonable basis for economic and fiscal planning (see Annex 1 for details of the economic and fiscal projections), the balance of risks to the growth outlook are tilted to the downside, with growth more likely to come in below the survey than above. To facilitate prudent economic and fiscal planning, the Department of Finance has developed an alternative scenario that illustrates a slower growth track relative to the September survey.

Private Sector Economists Expect Economic Growth to Slow Further

Inflation has been much higher than projected by private sector economists in Budget 2022, which was based on a survey conducted in early February 2022, before Russia’s illegal invasion of Ukraine. While private sector economists continue to believe Consumer Price Index (CPI) inflation will return to the Bank of Canada’s target, this process is taking longer than previously expected. CPI inflation was projected to remain above 3 per cent until the third quarter of 2023—almost a year later than private sector economists predicted in Budget 2022—before reaching 2 per cent in mid-2024 (Chart 1.17).

Persistent inflationary pressures have also led to a sharp increase in interest rates. At 3.0 per cent in the third quarter of 2022, short-term interest rates were roughly 200 basis point higher than expected by private sector economists in Budget 2022. Further ahead, private sector economists expected short-term interest rates to peak at 3.8 per cent in the first half of 2023 (Chart 1.18). This represents a substantial increase in the outlook for interest rates from that expected by private sector economists in Budget 2022.

Sound Economic Stewardship in Uncertain Times            9

With higher inflation and interest rates, as well as slower economic growth in the United States and globally, private sector economists anticipated in their survey that Canada would see significantly weaker growth than anticipated in Budget 2022 (Chart1.19). Real GDP was projected to expand by a still strong 3.2 per cent in 2022 (from 3.9 per cent in Budget 2022) but growth was expected to slow to 0.7 per cent in 2023 (from 3.1 per cent). By the end of 2026, the level of real GDP was expected to remain about 2 per cent below Budget 2022 projections.

Overall, the September 2022 survey average indicates that the Canadian economy was expected to see a period of subdued growth. Real GDP growth was projected to be just above zero for the next several quarters. As a result, the unemployment rate was expected to increase from the current rate of 5.2 per cent to 6.3 per cent by the end of 2023—above Budget 2022 projections (5.5 per cent) but low by historical standards. The unemployment rate was then expected to decline to 5.7 per cent by the end of the forecast horizon.

10            Economic Overview

Despite lower growth prospects since Budget 2022, the Canadian economy has seen a significant boost to national income from higher commodity prices following Russia’s illegal invasion of Ukraine. Higher prices for a range of commodities that Canada exports pushed up our terms of trade (the ratio of export prices to import prices) to an all-time high in the second quarter of 2022 (Chart 1.20). Higher export prices have, in turn, boosted the revenues of Canadian exporters, corporate profits, and GDP inflation (a measure of price changes for all of the goods and services produced in the economy). These trends have been widespread across sectors and regions of Canada, supporting revenues of all orders of government, including provinces and territories.

As a result, the projected level of nominal GDP (the broadest measure of the tax base) in the September survey is $94 billion above Budget 2022 expectations for 2022 (Chart 1.21). However, with a reduced outlook for real GDP growth in 2023, the boost to nominal GDP was expected to partly unwind next year, leaving the projected level of nominal GDP up by an average of $54 billion per year over the entire forecast horizon relative to Budget 2022 projections.

Sound Economic Stewardship in Uncertain Times            11

Increasing Probability of a More Pronounced Slowdown

At the time of the September 2022 survey, most private sector economists continued to expect that Canada would avoid a “hard landing”—that is, inflation will moderate without a recession. This growth outlook is subject to significant downside risks. Primarily, this relates to the path of inflation. How quickly inflation moderates will determine how high interest rates will rise and how long they remain elevated, and therefore how sharply global activity will cool. A more pronounced slowdown, both in Canada and globally, is possible if high inflation becomes more deeply entrenched.

Even without a further upward drift in inflation, several factors are contributing to the risk of an unexpectedly steep downturn in global activity:

–	There is considerable uncertainty about the impacts of the unusually sharp and synchronous global monetary policy tightening;

–	The European energy crisis could further unsettle commodity markets;

–	The Chinese property market slowdown could disrupt financial markets; and

–	In Canada, the economy could turn out to be more sensitive to higher interest rates than anticipated. This is most likely to manifest as a sharper correction in the housing market.

In addition, since the survey was conducted in early September, global economic and financial conditions have continued to deteriorate. At the time of the survey, forecasters attached a roughly 40 per cent probability to a recession in 2023. Since then, the U.S. Federal Reserve’s more aggressive posture on inflation has led to a substantial shift in sentiment that has caused widespread volatility in financial markets. There have also been further signs that the global economy is slowing more quickly than anticipated. All of this suggests that since the survey was completed, the trajectory of the global economy has led to increasing uncertainty about how much growth in Canada will slow.

Overall, the macroeconomic inputs of the September survey continue to provide a reasonable basis for economic and fiscal planning (see Annex 1 for details of the economic and fiscal projections). However, in light of recent developments and the significant downside risks to the near-term growth outlook, the Department of Finance has developed a downside scenario that considers the impact of more persistent inflationary pressures and further tightening in monetary policy, leading to a “hard landing” in the economy. In this scenario, elevated inflation becomes more deeply entrenched, particularly in the U.S., leading central banks to raise interest rates by more than anticipated to return inflation to target.

12            Economic Overview

This increases long-term interest rates and leads to a significant tightening in global financial conditions. Tighter financial conditions result in more adverse effects on confidence, wealth and activity, resulting in a sharper correction in housing markets and consumer activity in Canada, as well as larger spillovers from tightening and weaker economic activity in other countries.

In the downside scenario, CPI inflation is 1.8 percentage points above the September 2022 survey in 2023, and stays above 3 per cent until the first quarter of 2024—about six months longer than in the survey—before reaching 2 per cent by the end of 2024. In response, short-term interest rates reach 4.5 per cent in the first half of 2023 and are up by 0.7 percentage points over the entire forecast horizon. As a result, Canada enters a mild recession in the first quarter of 2023. Real GDP contracts by 1.6 per cent from peak to trough, well below the 4.4-per-cent contraction in 2008-09. Similarly, the unemployment rate rises 1.7 percentage points to 6.9 per cent in the second half of 2023, far lower than the peak of 8.7 per cent experienced following the 2008-09 contraction. For 2023 as a whole, real GDP declines by 0.9 per cent and the unemployment rate is 0.5 percentage point above the survey. At the same time, weaker global demand weighs on commodity prices, with oil prices US$8 per barrel below the survey in 2023. Despite higher CPI inflation, lower commodity prices lead to lower GDP inflation and, combined with slower growth, result in a level of nominal GDP that is $45 billion lower than the survey, on average.

1.3 Investing to Expand the Supply Capacity of the Economy

Recent events have demonstrated how sensitive the global economy can be to sudden changes in supply. While these disruptions are the outcomes of an extreme set of circumstances, moving forward, the global economy is likely to be shaped by trends that will create a drag on productive capacity and increase the frequency of supply chain disruptions. Climate change will increase the frequency of extreme weather and natural disasters (Chart 1.24). Rising geopolitical tensions have the potential to lead to more frequent disruption of trading relationships and more volatile prices for commodities.

Domestically, population aging will make it harder for businesses to recruit workers. While harnessing demand for Canadian products and expertise in a net-zero world will create jobs and build a competitive Canadian economy, careful work must be done to support workers and businesses during this transition.

Sound Economic Stewardship in Uncertain Times            13

There is uncertainty about how each of these trends will unfold, but they all point to supply remaining an important constraint over the longer term.

In the long run, Canadians’ ongoing prosperity and quality of life will depend on expanding the supply capacity of the economy to achieve robust growth. To do this, we will have to grow our workforce, ensure that workers have the skills they need for a changing global economy, and invest in helping businesses grow and create good jobs for Canadians. (Chart 1.25).

Canada Must Boost Investment

Canada faces the future with many strengths—a highly educated population, a way of life and society that attracts people from around the world, and abundant natural resources. But Canada will require capital to finance the enormous investments needed to meet the challenges ahead.

In Canada, the transition to a net-zero economy will require significant investment from both governments and the private sector. Investments will also be needed to limit strategic vulnerabilities in supply chains. Smart investments in areas like critical minerals, energy, agriculture, and electric vehicles are needed to help make Canada a leader in the clean and digital technologies that the world counts on. Likewise, education, training, and skills development will be crucial to ensure that Canadians thrive in a changing economy. In light of the U.S. Inflation Reduction Act, significant steps will need to be taken to ensure that Canada remains competitive in North America and the world.

In the past, strong investment in the oil and gas sector compensated for weakness in other segments of the economy. As the world moves towards net-zero, global investment growth in that sector has declined, and the historical weakness of business investment in Canada has become more apparent (Chart 1.26). Canadian firms have invested in information and communication technology (ICT) at only half the rate of their U.S. counterparts. Likewise, research and development intensity has steadily fallen over the last two decades, to a level roughly one third that of the U.S. These types of investments drive productivity growth and are essential for equipping Canadian workers to succeed in the economy of the future. While some new investments have been made by leading businesses across the Canadian economy in the past 12 months, investment remains 1.2 per cent below its pre-pandemic level.

14            Economic Overview

Notably, investment in the oil and gas sector remains muted despite the sharp rise in oil prices following the illegal Russian invasion of Ukraine (Chart 1.27). This weakness in business investment has also been reflected in the performance of foreign direct investment (FDI) in new capital projects, the types of so-called greenfield investments that contribute to Canada’s productive capacity. Reversing this historical trend is an urgent priority for the government, as evidenced by significant investments in Budget 2022 and in the 2022 Fall Economic Statement.

Strengthening Canada’s economic prospects will depend on the government continually working to attract skilled immigrants and increase labour force participation, continuing to invest in education and training, making productivity-improving investments in infrastructure, and creating the conditions for Canada to attract further investment—both domestic and international.

Government can play an important role in spurring these types of investments and growing Canada’s productive capacity, while also reducing emissions and fighting climate change. However, government actions must strike the right balance between promoting the investments needed for Canada’s long-term prosperity and ensuring that it does not amplify inflation in a way that would make it harder for Canadians to keep up with the cost of living. Building on the measures from Budget 2022, the government will ensure that new investments are balanced and targeted to enhance Canada’s productive capacity, create good-paying jobs, and build an economy that works for everyone.

1.4 Fiscal Outlook

A Responsible Fiscal Plan

Since 2015, the government has demonstrated that it can responsibly support Canadians while also investing in people and the long-term capacity of Canada’s economy. As we emerge from the pandemic, the government is running a tighter fiscal ship. Canada has an enviable position amongst its peers, with the lowest net debt and deficit as a share of the economy in the G7. Given current economic conditions, continuing fiscal prudence will be important to ensure that inflation is not made worse or longer lasting, while also ensuring the government retains the fiscal capacity to provide targeted support to Canadians, if required.

Sound Economic Stewardship in Uncertain Times            15

Provincial and territorial governments continue to significantly outperform fiscal projections. Fiscal results to date show that the aggregate provincial-territorial budgetary balances moved into a surplus position in 2021-22, as opposed to the 1 per cent of GDP deficit that had been expected at the time of 2022 budgets. The improvement in provincial-territorial budgets was in line with, but somewhat larger than, the better-than-expected result at the federal level of a deficit of 3.6 per cent of GDP (Chart 1.28).

After accounting for better-than-expected fiscal results, measures in the 2022 Fall Economic Statement and other new policy actions since Budget 2022, and incorporating the results of the September 2022 survey of private sector economists, the budgetary balance is expected to remain below the $52.8 billion deficit projected in Budget 2022, with a $36.4 billion expected deficit in 2022-23, about -1.3 per cent of GDP, improving to a $4.5 billion surplus in 2027-28, or about 0.1 per cent of GDP (Table 1). Looking out over the next five years, the federal deficit (Chart 1.29) and federal debt (Chart 1.30) as a share of the economy are projected to be reduced each year and remain well below the Budget 2022 forecast.

The responsible approach outlined in this chapter builds on the plan outlined in Budget 2022 to ensure that the federal government can respond to the challenges that may face Canadians in the coming year—both those that are anticipated and those that remain unknown. The federal government made use of its accumulated fiscal firepower during the global pandemic to help Canadians stay safe and avoid many of the devastating consequences we witnessed elsewhere in the world. In the face of economic headwinds, Canadians should have the confidence that the government is able to deliver timely and effective support to families and communities, and build an economy that works for everyone..

By maintaining our fiscal firepower, the government is ensuring that it will have the capacity to act if needed. That capacity to act in the near future, when combined with the measures introduced elsewhere in the 2022 Fall Economic Statement to help with affordability challenges, is at the heart of the government’s commitment to stand in support of all Canadians as we face the challenges of this unprecedented time together.

16            Economic Overview

Table 1

Economic and Fiscal Developments, Policy Actions and Measures

billions of dollars

	Projection

	2021– 2022	2022– 2023	2023– 2024	2024– 2025	2025– 2026	2026– 2027	2027– 2028

Budgetary balance – Budget 2022	-113.8	-52.8	-39.9	-27.8	-18.6	-8.4

Impact of September private sector survey and other fiscal developments	23.6	29.8	18.8	11.0	10.2	11.4

Budgetary balance before policy actions and measures	-90.2	-23.0	-21.1	-16.8	-8.4	3.0	12.8

Policy actions since Budget 2022		-7.3	-4.3	-2.9	-1.8	-1.8	-3.5

2022 Fall Economic Statement measures (by chapter)

Making Life More Affordable		-4.4	-1.3	-1.3	-1.3	-1.4	-1.4

Jobs, Growth, and an Economy That Works for Everyone		-0.1	-2.1	-2.3	-1.8	-2.3	-2.4

Fair and Effective Government		-0.6	-0.8	-0.2	0.4	0.5	0.6

Provision for anticipated near-term pressures[1]		-1.0	-1.0	-2.0	-1.5	-1.5	-1.5

Total – 2022 Fall Economic Statement measures		-6.1	-5.2	-5.8	-4.2	-4.6	-4.7

Budgetary Balance – Baseline Scenario	-90.2	-36.4	-30.6	-25.4	-14.5	-3.4	4.5

Fiscal impact of downside economic scenario		-12.7	-21.8	-16.8	-15.9	-15.3	-12.8

Budgetary Balance – Downside Scenario	-90.2	-49.1	-52.4	-42.3	-30.4	-18.6	-8.3

Baseline Scenario

Budgetary Balance (per cent of GDP)	-3.6	-1.3	-1.1	-0.9	-0.5	-0.1	0.1

Federal Debt (per cent of GDP)	45.5	42.3	42.2	41.6	40.4	38.9	37.3

Downside Scenario

Budgetary Balance (per cent of GDP)	-3.6	-1.8	-1.9	-1.5	-1.0	-0.6	-0.3

Federal Debt (per cent of GDP)	45.5	43.0	44.5	44.1	43.2	42.0	40.6

Budget 2022 Projections

Budgetary Balance (per cent of GDP)	-4.6	-2.0	-1.4	-0.9	-0.6	-0.3

Federal Debt (per cent of GDP)	46.5	45.1	44.5	43.8	42.8	41.5

Note:	Totals may not add due to rounding.

[1]	Provision of $8.5 billion over six years, for pressures that are expected to materialize in the near term.

Sound Economic Stewardship in Uncertain Times            17

Downside Scenario

In the downside scenario (as presented in Section 1.2), the budgetary balance would deteriorate by an average of approximately $16 billion per year and add 3.3 percentage points to the federal debt-to-GDP ratio by 2027-28 (Chart 1.30). The higher deficits under the downside scenario are driven by:

•	A reduction in projected tax revenues, led by corporate and personal income tax revenues, due to the lower outlook for nominal GDP, which would result in lower corporate profits and personal incomes.

•

Higher expected program expenses as the higher unemployment rate would raise Employment Insurance benefit expenses, while higher CPI inflation would raise the cost of inflation-indexed programs such as seniors benefits and the Canada Child Benefit, and;

•	Increased public debt charges as higher interest rates would lead to higher interest payments on the government’s interest bearing debt.

That said, even under the downside scenario, the federal debt-to-GDP ratio would still be on a downward trend over the medium term and be lower in 2027-28 than it is today. Details of the government’s fiscal outlook and the fiscal impact of the downside scenario can be found in Annex 1.

The Fiscal Anchor

The federal government’s fiscal anchor—the unwinding of COVID-19-related deficits and reducing the federal debt-to- GDP ratio over the medium term—remains unchanged and is being acted upon.

This fiscal anchor is helping and will continue to help ensure Canada’s low-debt advantage and enviable credit ratings are preserved, and that future generations have the fiscal capacity necessary to respond to the challenges they will face.

Considering the government’s fiscal anchor and using the 2022 Fall Economic Statement forecasts as a starting point, the government’s plan is fiscally sustainable over the long term. Over the next three decades, the federal debt-to-GDP ratio is projected to continuously decline and be on a steeper downward track than projected in Budget 2022 (Chart 1.31). Sensitivity analysis around these long-term fiscal projections also suggests fiscal sustainability would be preserved under the downside scenario (see Annex 1 for details).

18            Economic Overview

Compared to Canada’s international peers, the federal fiscal outlook and the better-than-expected provincial-territorial fiscal results position Canada to continue to have the lowest net debt-to-GDP ratio in the G7 (Chart 1.32). Canada is also expected to post the second largest fiscal consolidation (i.e., improvement in its budgetary balance) among G7 countries between the beginning of the COVID-19 pandemic and next year, resulting in Canada having by far the smallest deficit of the group this year and next (Chart 1.33).

Sound Economic Stewardship in Uncertain Times            19

20            Economic Overview

Chapter 1

Making Life More Affordable

The past two-and-a-half years have been difficult. A pandemic forced us to stay home to keep each other safe, and the global economy ground to a halt. Russia’s illegal and barbaric invasion of Ukraine has driven up the price of food and gas. Now, like people around the world, Canadians are dealing with the impacts of global inflation.

The months to come will continue to be challenging for many Canadians—for our friends, for our families, and for our neighbours.

As we navigate the economic slowdown that is coming for Canada and the world, the government will continue to be there for the Canadians who need it most. The government’s support has been carefully designed to avoid pouring fuel on the fire of inflation.

The 2022 Fall Economic Statement includes a series of new, targeted measures that are focused on the Canadians most affected by rising prices, and delivers on key pillars of the government’s plan to make housing more affordable for the middle class and people working hard to join it.

The federal government is also continuing to provide support to people and businesses in Atlantic Canada and Eastern Quebec following Hurricane Fiona, with the 2022 Fall Economic Statement confirming significant financial support to assist with rebuilding efforts.

Ongoing Programs to Make Life More Affordable for Canadians This Year

Prior to the 2022 Fall Economic Statement, this year, Canadians have already been receiving significant new support through the government’s Affordability Plan. This includes:

–

Enhancing the Canada Workers Benefit for an estimated three million low-income or minimum wage workers this year, with a couple receiving up to $2,400 more this year, and single workers receiving up to $1,200 more. Most recipients first received this additional support through their 2021 tax refund.

–	Cutting child care fees by an average of 50 per cent by the end of this year for families across Canada with children in regulated child care, and making child care more accessible in Quebec.

–

Increasing the Old Age Security (OAS) pension by 10 per cent for the most vulnerable seniors, people 75 years and older, which began in July 2022, will provide more than $800 in new support to full pensioners over the first year, and increase benefits for more than three million seniors.

–	Important benefits being indexed to inflation, including the Canada Child Benefit, the Canada Pension Plan, OAS, and the Guaranteed Income Supplement.

–	More support for students by doubling the Canada Student Grant to provide up to $6,000 per year until July 2023, and by waiving interest on Canada Student Loans through to March 2023.

This is what the government’s Affordability Plan means for Canadians this year:

–	A couple in Ontario who earn $45,000 and have a child in daycare could receive about an additional $7,800 above their existing benefits this fiscal year.

–	A single senior with a disability, in Quebec, could benefit from an additional $2,700 more this year than she received last year.

–	A single recent graduate, starting their career in Alberta with an income of $24,000, could receive an additional $1,300 in new and enhanced benefits.

New Support for Canadians Who Need It Most

The very first pieces of legislation that the government introduced in this fall’s Parliamentary sitting proposed new, targeted measures to provide support for the Canadians who need it most. One of those two pieces of legislation, the Cost of Living Relief Act, No. 1, has already received unanimous support and will double the Goods and Services Tax Credit for six months, providing inflation relief to Canadians from coast-to-coast-to-coast. The government continues to move forward on passing the second piece of legislation, the Cost of Living Relief Act, No. 2, which will deliver dental care to children under 12 and a top-up to the Canada Housing Benefit for nearly two million low-income renters.

Making Life More Affordable            21

The 2022 Fall Economic Statement also proposes financial support for low-income workers through automatic advance payments on the Canada Workers Benefit, and the permanent elimination of interest on Canada Student Loans and Canada Apprentice Loans, which will offer important relief for all current and future new graduates coping with the high cost of living.

Doubling the GST Credit for Six Months

In the coming weeks, an estimated 11 million low- and modest-income people and families will receive an additional Goods and Services Tax (GST) Credit payment. For those who need it most, inflation relief will soon be on the way to help with the cost of groceries and other essentials.

Single Canadians without children will receive up to an extra $234, and couples with two children will receive up to an extra $467. Seniors will receive an extra $225 on average. This payment, equivalent to doubling the GST Credit for six months, will provide $2.5 billion in additional targeted support.

Current GST Credit recipients will receive this support automatically.

The Canada Dental Benefit

Nobody should have to choose between taking their child to the dentist and putting food on the table. However, in 2018, more than one-in-five Canadians reported avoiding dental care because of the cost.

As a first step towards making dental care more affordable for everyone, in September 2022, the government introduced legislation to implement the Canada Dental Benefit, which would provide eligible parents or guardians with direct, up-front tax-free payments to cover dental expenses for their children under 12-years-old.

For those without dental coverage and with an annual family income under $90,000 per year, the Canada Dental Benefit will provide payments totalling up to $1,300 per child, over the next two years. Once approved in Parliament, it is estimated that 500,000 Canadian children will benefit from this support as the government works to build a comprehensive, national dental care program by 2025.

A Top-Up to the Canada Housing Benefit

Everyone deserves a safe and affordable place to call home, but as rents continue to rise across the country, housing is becoming unaffordable for too many modest- and low-income Canadians. That is why, in September 2022, the government introduced legislation to provide a top-up to the Canada Housing Benefit.

Once approved in Parliament, this federally funded top-up to the Canada Housing Benefit, paid through the Canada Revenue Agency, will deliver a tax-free payment of $500 directly to 1.8 million low-income renters who are struggling with the cost of housing. This support is in addition to the hundreds of dollars of monthly rent support that many Canadians already receive through the program, which the federal government launched in 2020 and co-funds with provinces and territories.

This payment more than doubles the government’s Budget 2022 commitment, and will reach twice as many Canadians as initially promised. The federal benefit will be available to applicants with an adjusted net income below $35,000 for families, or below $20,000 for single Canadians, who pay at least 30 per cent of their income towards rent.

An Automatic Advance for the Canada Workers Benefit

The Canada Workers Benefit (CWB) is a refundable tax credit that tops up the income of about 3 million of our lowest-paid—and often most essential—workers in a typical year.

In Budget 2021, the government significantly expanded the CWB to support an estimated one million additional Canadians. At a time when they need it most, this means that couples are receiving up to $2,400 more, and single workers are receiving up to $1,200 more than they received last year.

The CWB is currently delivered through tax returns, meaning people who receive it need to wait until the tax year is over to receive the support that helps them pay for day-to-day essentials like groceries and rent.

22            Chapter 1

The 2022 Fall Economic Statement proposes to provide $4 billion over six years, starting in 2022-23, to automatically issue advance payments of the Canada Workers Benefit to people who qualified for the benefit in the previous year, starting in July 2023 for the 2023 taxation year. Workers would receive a minimum entitlement for the year through advance payments based on income reported in the prior year’s tax return, and any additional entitlement for the year would be provided when filing their tax return for the year.

This measure would provide, split between three advance payments, up to $714 total for single workers, and $1,231 total for a family to help cope with the rising cost of living.

Example:

Jesse works at a grocery store, and makes about $25,000 per year. He received $1,200 through the Canada Workers Benefit for 2022. With the new advance payments, Jesse is entitled to three quarterly advance payments of $200—in July 2023, October 2023, and January 2024. At the end of the year, it is determined that he is entitled to an additional $600 in CWB for 2023, which is delivered once he files his 2023 taxes in early 2024.

Eliminating Interest on Federal Student and Apprentice Loans

The transition from school to working life should be made easier, not harder. In 2019, when interest rates were at historic lows, the federal government acted to make student loans more affordable by reducing interest charges on student loans to the prime rate.

When COVID-19 disrupted Canadians’ lives, students and young people were among the most affected. To support them, the government waived interest charges on student loans for two years, which helped ease the burden that many faced after graduating into an incredibly challenging job market. This support currently expires on March 31, 2023. And so, with life becoming more expensive for many recent graduates, the government is taking new, permanent steps to reduce the burden of student loans on young Canadians so they can invest in building their futures.

The 2022 Fall Economic Statement proposes to make all Canada Student Loans and Canada Apprentice Loans permanently interest-free, including those currently being repaid, beginning on April 1, 2023. This change has an estimated cost of $2.7 billion over five years and $556.3 million ongoing.

Half of all post-secondary students in Canada rely on student loans to help them afford the cost of tuition and essentials during their studies. An average student loan borrower will save $410 per year as a result of their loan being interest-free. They will still be able to use the Repayment Assistance Plan, allowing them to pause student loan repayment until they make at least $40,000 per year, and reducing payments for those earning slightly above that threshold.

Making Housing More Affordable

The dream of home ownership is becoming increasingly unaffordable for too many young and middle class Canadians. That is why, in addition to the top-up to the Canada Housing Benefit, the government is moving forward with its ambitious package of measures to build more homes and make housing more affordable across the country.

In June 2022, Parliament passed legislation to implement the following measures:

✓

A two-year ban on non-Canadians purchasing residential property in Canada, effective January 1, 2023. This ban is about curbing speculation and ensuring that houses are used as homes for Canadians to live in—and not used as financial assets for foreign investors. The government recently consulted on regulations that will be brought forward prior to January 1, 2023, to implement the final details of the ban.

✓

A 1 per cent annual “underused housing tax” on the value of non-resident, non-Canadian owned residential property that is vacant or underused. This will help free up homes for Canadians to live in, make the housing market more affordable for Canadians, and ensure that foreign, non-resident owners of Canadian housing pay their fair share of Canadian tax.

✓

The application of the Goods and Services Tax/Harmonized Sales Tax (GST/HST) to all assignment sales of newly constructed or substantially renovated residential housing, effective May 7, 2022. An assignment sale is when a house is resold before it has even been constructed or lived in. Applying GST/HST to assignment sales will provide certainty for all parties involved, and crack down on speculators who may be dishonest in these transactions.

Making Life More Affordable            23

Following the 2022 Fall Economic Statement, the government will table legislation in Parliament to:

✓

Create the new Tax-Free First Home Savings Account, which would give prospective first-time home buyers the ability to save up to $40,000, tax-free. Like an RRSP, contributions would be tax-deductible, and withdrawals to purchase a first home—including investment income—would be non-taxable, like a TFSA. Tax-free in; tax-free out. The government expects that Canadians will be able to open and begin contributing to an account in mid-2023.

✓	Double the First-Time Home Buyers’ Tax Credit, which would provide up to $1,500 in direct support to home buyers, starting in 2022, to help offset increasing closing costs involved in buying a home.

✓

Introduce a new, refundable Multigenerational Home Renovation Tax Credit, which would provide up to $7,500 in support for constructing a secondary suite for a family member who is a senior or an adult with a disability, starting January 1, 2023.

✓

Ensure that profits from flipping properties held for less than 12 months are fully taxed, starting in 2023, with certain exceptions for unexpected life events. This measure will ensure that investors who flip homes pay their fair share, and play a role in lowering housing prices for Canadians.

Lowering Credit Card Transaction Fees for Small Businesses

The government intends to enter into negotiations with payment card networks, financial institutions, acquirers, payment processors, and businesses to lower credit card transaction fees for small businesses in a manner that does not adversely affect other businesses and protects existing reward points for consumers.

Today, the government is publishing draft legislative amendments to the Payment Card Networks Act. Should the industry not come to an agreed solution in the months to come, the government will introduce this legislation at the earliest possible opportunity in the new year and move forward on regulating credit card transaction fees.

Rebuilding Atlantic Canada and Eastern Quebec After Hurricane Fiona

Hurricane Fiona devastated parts of Atlantic Canada and Eastern Quebec, affecting families, communities, businesses, and critical infrastructure like small craft harbours. For as long as the recovery takes, the federal government will continue to support the Canadians impacted by the storm, and help to ensure the long-term recovery of the regions that have been affected, including rural communities.

On October 4, 2022, the government announced the creation of the Hurricane Fiona Recovery Fund, which will provide $300 million over two years, starting in 2022-23, including by providing $100 million from the Fund to rebuild small craft harbours and recover lost fishing gear. The government also matched donations to the Canadian Red Cross Hurricane Fiona in Canada Appeal for more than 30 days, which supports emergency services such as food and interim housing for those in need.

This support is in addition to the federal government’s standing commitment under the Disaster Financial Assistance Arrangements to cover up to 90 per cent of eligible provincial expenses following a disaster, including:

–	Evacuation, transportation, emergency food, shelter, and clothing;

–	Repairs to public buildings and related equipment, roads, and bridges;

–	Restoration or replacement of essential uninsurable principal property of people, small businesses, and farmsteads.

Recognizing that recovery efforts are still underway and cost estimates are in development, the 2022 Fall Economic Statement establishes a provision of $1 billion in 2022-23 in anticipation of Hurricane Fiona-related requests from provinces under the Disaster Financial Assistance Arrangements.

24            Chapter 1

Overview of Gender-Based Analysis Plus

Low income combined with other hardships such as elevated inflation, inadequate housing, lack of employment opportunities, and lack of access to services such as health care, exacerbates economic disadvantage. To help alleviate this, the government provides a range of supports and services to people and families. These measures also recognize that various identity factors such as gender, income, age, and geography can affect access to opportunities and therefore address the needs of Canadians at their different life stages and in specific circumstances.

Doubling the GST Credit for Six Months will benefit households who have lower income and are more sensitive to rising inflation. Single parents will disproportionately benefit from the credit, as they represent about 4 per cent of tax filers but would receive 13 per cent of the GST Credit increase, the vast majority of which would go to single mothers.

The Automatic Advance for the Canada Workers Benefit (CWB) will disproportionately benefit young people aged 20-34, those without a post-secondary qualification, new immigrants, Indigenous Peoples, and single parents. In recognition of lower tax filing rates among Indigenous Peoples, the government has made recent investments in outreach, support, and assistance with tax filing, in an effort to improve access to benefits. Roughly half of CWB recipients in a typical year are women, such that the overall impacts of the measure are largely expected to be gender neutral. However, almost 90 per cent of single parent families in receipt of the CWB were headed by a woman. The CWB also features a supplement for people eligible for the Disability Tax Credit.

The Canada Dental Benefit will benefit children under 12 without dental coverage and their families, particularly those in low-income households. Low-income Canadians are less likely to have private dental coverage, and have both the highest level of oral health problems and the most difficulty accessing oral health care.

The Top-Up to the Canada Housing Benefit will directly benefit 1.8 million low-income renters who are struggling with the cost of housing. High shelter costs can make it harder for families to stay healthy and to support their children’s education and development. Women in particular have a somewhat higher incidence of core housing need compared to men (9.7 per cent compared to 8.2 per cent), with larger gaps for single parents, racialized groups, seniors, and persons with disabilities.

Permanently Eliminating Interest on Federal Student Loans will directly benefit student and apprentice loan borrowers who have left school and are currently repaying their loans, as well as post-secondary students with federal loans who will enter repayment in the future. Most beneficiaries will be Canada Student Loan borrowers, of whom 61 per cent are women. A minority will be Apprentice Loan borrowers, of whom 93 per cent are men. About 63 per cent of all Canada Student Loan recipients are under 35 years of age.

Through support for Rebuilding Atlantic Canada and Eastern Quebec After Hurricane Fiona, the federal government will continue to respond to the immediate needs of people and businesses impacted by the storm and support the long-term recovery of the region and local economies. Studies suggest that climate disasters disproportionately impact certain groups, including Indigenous communities, seniors, women, new immigrants, and cultural minorities, as well as low-income households. In many cases, shoreline, or island communities are at a high risk of coastal flooding and living in a flood zone may be the only option for certain groups to access affordable housing.

Making Life More Affordable            25

Chapter 1

Making Life More Affordable

millions of dollars

	2022–	2023-	2024-	2025-	2026-	2027-
	2023	2024	2025	2026	2027	2028	Total

1. Making Life More Affordable	4,369	1,301	1,295	1,324	1,374	1,387	11,050

Doubling the GST Credit for Six Months*	2,475	—	—	—	—	—	2,475

The Canada Dental Benefit*	352	454	132	—	—	—	938

Less: Funds Previously Provisioned in the Fiscal Framework	-300	-600	-132	—	—	—	-1,032

A Top-Up to the Canada Housing Benefit*	1,163	—	—	—	—	—	1,163

Less: Funds Previously Provisioned in the Fiscal Framework	-475	—	—	—	—	—	-475

An Automatic Advance for the Canada Workers Benefit	—	750	780	790	805	820	3,945

Administrative Costs	4	16	13	12	12	11	68

Eliminating Interest on Federal Student and Apprentice Loans	—	552	526	546	582	582	2,787

Less: Reduction in claims of the Student Loan Interest Tax Credit	—	-21	-24	-24	-25	-25	-120

Rebuilding Atlantic Canada and Eastern Quebec After Hurricane Fiona**	1,150	150	—	—	—	—	1,300

Additional Measures - Making Life More Affordable	—	-1	-1	-1	-1	-1	-5

Extending the Residential Property Flipping Rule to	—	-1	-1	-1	-1	-1	-5

Assignment Sales***

Chapter 1 - Net Fiscal Impact	4,369	1,300	1,294	1,323	1,373	1,386	11,045

*	Announced on September 13, 2022.
**	On October 4, 2022, the Government of Canada announced $300 million to support the Hurricane Fiona Recovery Fund.
***	Further details are included in Tax Measures: Supplementary Information.

26            Chapter 1

Chapter 2

Jobs, Growth, and an Economy That Works for Everyone

There is no country better placed than Canada to weather the coming global economic slowdown and thrive in the years ahead. We have the most talented and resilient workforce in the world, and we are a country that skilled workers want to move to. We have the key resources the global economy needs, and as we enter an era of friendshoring and our closest partners shift their strategic reliance from dictatorships to democracies, they are looking to Canada to provide them with those resources.

Canadian workers need a robust industrial policy that will deliver good-paying jobs by seizing the opportunities of the net-zero economy, by attracting new private investment, and by providing key resources to the world. Investing in Canada’s future is an investment in workers.

The next few years are an historic opportunity for Canada—a time when we can continue building an economy that works for everyone, and create the good middle class jobs that Canadians will count on for generations to come. But if we are to capitalize on the opportunities before us in the years to come, we need to step up and make more smart investments today.

The 2022 Fall Economic Statement builds on investments made in and since Budget 2022 to grow Canada’s economy, create opportunities for workers, and continue to address Canada’s challenge with investment and productivity that stretches back decades. Significant further measures will be introduced in Budget 2023.

The 2022 Fall Economic Statement includes:

–	Investments in workers that will help grow our economy and both create and maintain good jobs;

–

A clear commitment to ensuring Canada’s global competitiveness in light of the United States’ recent passage of the Inflation Reduction Act by investing further in a net-zero economy that is good for workers, creates good jobs, and which will help make Canada a leader in the industries of today and tomorrow; and,

–	An innovation strategy that focuses on tackling the investment and productivity challenges that Canada faces.

2.1 Investing in Skills for a Net-Zero Economy

As the global economy evolves to meet new realities, like the rising demand for sustainable energy, Canadian workers will be in higher demand than ever. Investments that help Canadian workers lead the way and thrive in good-paying jobs will be essential to Canada’s long-term prosperity. To put workers across Canada at the forefront of building a net-zero economy, the federal government will be there to help ensure Canadians have the skills they need to succeed, and that our economy has the workers it needs to thrive.

Building on Budget 2021 investments in skills development, including through the Sectoral Workforce Solutions Program, Skills for Success, and the Apprenticeship Service, the government is taking new action to ensure that Canadians have the skills they need.

The 2022 Fall Economic Statement proposes to provide $250 million over five years, starting in 2023-24, to Employment and Social Development Canada to help ensure Canadian workers can thrive in a changing global economy. Specific measures include:

1.

The Sustainable Jobs Training Centre: The Centre would bring together workers, unions, employers, and training institutions across the country to examine the skills of the labour force today, forecast future skills requirements, and develop curriculum, micro-credentials, and on-site learning to help 15,000 workers upgrade or gain new skills for jobs in a low-carbon economy. The Centre would focus on specific areas in high demand, starting with the sustainable battery industry and low-carbon building and retrofits.

2.

A new sustainable jobs stream under the Union Training and Innovation Program: The Union Training and Innovation Program supports union-based apprenticeship training in the skilled trades. Funded projects through this stream would support unions in leading the development of green skills training for workers in the trades. It is expected that 20,000 apprentices and journeypersons would benefit from this investment.

Jobs, Growth, and an Economy that Works for Everyone            27

3.

The Sustainable Jobs Secretariat: To effectively support workers on the road to sustainable, good-paying jobs, the government will launch the Sustainable Jobs Secretariat to offer a one-stop shop for workers and employers. It will provide the most up to date information on federal programs, funding, and services across government departments as Canada works to build a low-carbon economy with opportunities for everyone.

The 2022 Fall Economic Statement also proposes to provide $60 million over three years, starting in 2023-24, to create new supplemental supports to existing federal and provincial or territorial programming.

Further details on all these measures will be provided in the first half of 2023.

2.2 Securing Canada’s Competitiveness and Creating Good Jobs for Workers

Since 2016, the federal government has taken important steps to position Canada at the forefront of the fight against climate change, while also working to seize the economic opportunities provided by the global transition to net-zero.

Canada’s commitment to putting a price on pollution has provided an incentive for businesses and households to pollute less, conserve energy, and invest in low-carbon technologies and services. Since 2016, the government has made significant investments to help Canadian industries transition to net-zero and to build the supply chains required for the emerging green global economy. For example:

–	Through the $8-billion Net Zero Accelerator, the government is supporting key anchor investments that will build a world-class electric vehicle and battery ecosystem in Canada.

–

Recognizing that critical minerals are central to major global industries and clean technologies, the government also committed $3.8 billion in Budget 2022 to implement Canada’s first Critical Minerals Strategy. This builds on the government’s efforts to enhance the electric vehicle value chain—from mining to batteries and electric vehicle assembly.

Investments like these have helped Canada attract new investment from around the world, including new agreements on electric vehicle manufacturing and critical minerals in 2022.

However, it is clear that Canada will need to do even more to secure our competitive advantage and continue creating opportunities for Canadian workers. This challenge has become even more pressing with the United States’ recent passage of the Inflation Reduction Act (IRA).

Since 2015, the government has been making foundational investments in clean technology, many of which the U.S. is now doing with the IRA. This U.S. legislation will play an important role in the global fight against climate change and will further accelerate the building of sustainable North American supply chains. Importantly, the IRA’s “Buy North American” policy for critical minerals and electric vehicle tax credits is also good news for Canadian workers and Canadian companies.

But while the IRA will undoubtedly accelerate the ongoing transition to a net-zero North American economy, it also offers enormous financial supports to firms that locate their production in the United States—from electric vehicle battery production, to hydrogen, to biofuels, and beyond. Without new measures to keep pace with the IRA, Canada risks being left behind.

Building on Canada’s world-class value proposition—our stable political system, vast access to resources, low-cost electricity, and a highly skilled workforce—the government is steadfast in its commitment to respond to the IRA and ensure that Canada remains a first-choice destination for businesses to invest and create jobs. The government is committed to taking the actions needed to provide a level playing field between Canada and the United States.

As a first step in Canada’s response, the government is launching the Canada Growth Fund, which will help to attract billions of dollars in new private capital to create good-paying jobs and support Canada’s economic transformation, as well as bringing forward two new measures to support the adoption of clean technology across Canada.

Significant additional actions will be announced in Budget 2023.

28            Chapter 2

Snapshot of Recent Major Investment Decisions in Canada

Over the past year, a number of significant investment commitments have been made in Canada, which will help to build the economy of the future. Some examples include:

✓

March: Honda Canada announced its plan to invest nearly $1.4 billion to retool its manufacturing operations in Alliston, Ontario, to launch the next generation of hybrid-electric vehicles, supported by $131.6 million in federal funding.

✓

April: General Motors of Canada announced its plan to invest over $2 billion at its Oshawa, Ontario, assembly plant and its CAMI assembly plant in Ingersoll, Ontario. The investment is supported by $259 million from the federal government to help advance the electrification of Canada’s automotive sector.

✓

May: Stellantis announced its plan to invest in a multi-billion dollar project to support plants in Windsor and Brampton, Ontario, to implement flexible vehicle platforms at both plants and increase its production of electric vehicles, with support of up to $529 million from the federal government.

✓

June: The government announced up to $100 million in support to minimize the carbon footprint and improve worker safety at BHP’s $7.5 billion Jansen Stage 1 mine in Saskatchewan, the first new major potash project in Canada in over 50 years.

✓

July: Umicore announced its plan to invest $1.5 billion in a net-zero facility that will produce essential components of electric vehicle batteries and create 1,000 jobs during construction and hundreds of permanent positions.

✓	August: Volkswagen, Mercedes-Benz, and the federal government announced memoranda of understanding to deepen cooperation on electric vehicles and critical minerals supply chains.

✓

October: Rio Tinto Fer et Titane (RTFT) announced in Quebec its plans to increase its production of critical minerals, cut emissions, and help build clean technology supply chains, supported by up to $222 million in federal funding.

Launching the Canada Growth Fund

Canada’s road to achieving our climate targets, creating and maintaining good-paying jobs, and building a net-zero economy that works for everyone will require the transformation of our industrial base, the commercialization and deployment of low-carbon technologies and resources, and the continued growth of clean technology businesses across Canada.

Canada has an opportunity to lead the way on the road to net-zero and ensure that Canadian workers can benefit from good jobs for decades to come. However, this will require investment on a scale that government alone cannot provide.

There are trillions of dollars in private capital waiting to be spent in creating the good jobs and prosperity for workers that a net-zero economy will bring, and Canada is competing with other countries to attract the private investment we need. To succeed, Canada needs to address two challenges.

First, we need to incentivize companies to take risks and invest in cutting edge technology in Canada. Second, we need to keep pace with a growing list of jurisdictions which are using public funding to attract private capital and to create the jobs and prosperity for workers that accompany it—from the United States to the European Union and beyond.

Budget 2022 announced the government’s intention to create a Canada Growth Fund that will help to attract private capital to invest in building a thriving, sustainable Canadian economy with thousands of new, good-paying jobs. The 2022 Fall Economic Statement outlines the design, operations, and investment strategy of the Growth Fund.

The mandate of the Growth Fund will be to make investments that attract substantial private sector investment in Canadian businesses and projects to help seize the opportunities provided by a net-zero economy. The Growth Fund’s investments will help meet the following important national economic policy goals:

–	Reduce emissions and achieve Canada’s climate targets;

Jobs, Growth, and an Economy that Works for Everyone            29

–	Accelerate the deployment of key technologies, such as low-carbon hydrogen and carbon capture, utilization, and storage (CCUS);

–	Scale up companies that will create jobs, drive productivity and clean growth, and encourage the retention of intellectual property in Canada; and,

–	Capitalize on Canada’s abundance of natural resources and strengthen critical supply chains to secure Canada’s future economic and environmental well-being.

The Growth Fund will make investments that offset risks to unlock private capital. To do this, the Growth Fund will invest on a concessionary basis.

The Growth Fund will be a financial solution provider that will use a flexible suite of investment tools, including but not limited to concessional loans and contracts for difference. Such contracts provide a more predictable environment for decision making about long-term investments by reducing price and other risks. For example, carbon contracts for difference are a tool that ensures businesses can plan long-term investments in decarbonization and clean technologies based on a predictable price on carbon pollution and carbon credits. This investment flexibility will enable the Growth Fund to tailor a specific investment based on a project or company’s need and risk—all with a view to unlocking private investment and the creation of new jobs in Canada.

In order to maximize the Growth Fund’s effectiveness, it will be operated independently from government by a team of professional investors reporting to an expert board of directors. To ensure public transparency and accountability, the government will establish a market-leading reporting framework for: investment policies; deal selection and application processes; Environmental, Social, and Governance (ESG) compliance; actual investments and, measuring performance of the Growth Fund against its mandate.

The Growth Fund will be launched by the end of 2022, initially as a subsidiary of the Canada Development Investment Corporation (CDEV), so that it can immediately begin to make the critical investments needed to meet Canada’s climate and economic goals. The government will take steps to put in place a permanent, independent structure for the Growth Fund, in the first half of 2023.

Further details about the mandate, operations, financial instruments, investment approaches, and performance frameworks that will guide the Growth Fund can be found in the related Department of Finance backgrounder.

An Investment Tax Credit for Clean Technologies

Helping Canadian companies adopt clean technologies will create jobs, ensure Canadian businesses remain globally competitive, and reduce Canada’s emissions at the same time. In Budget 2022, the federal government announced that the Department of Finance would engage with experts to establish an investment tax credit of up to 30 per cent for investments in clean technologies, with a focus on net-zero technologies, battery storage solutions, and clean hydrogen. Following the adoption of the Inflation Reduction Act in the United States, the need for a competitive clean technology tax credit in Canada is more important than ever.

The 2022 Fall Economic Statement proposes a refundable tax credit equal to 30 per cent of the capital cost of investments in:

–	Electricity Generation Systems, including solar photovoltaic, small modular nuclear reactors, concentrated solar, wind, and water (small hydro, run-of-river, wave, and tidal);

–

Stationary Electricity Storage Systems that do not use fossil fuels in their operation, including but not limited to: batteries, flywheels, supercapacitors, magnetic energy storage, compressed air storage, pumped hydro storage, gravity energy storage, and thermal energy storage;

–	Low-Carbon Heat Equipment, including active solar heating, air-source heat pumps, and ground-source heat pumps; and,

–	Industrial zero-emission vehicles and related charging or refueling equipment, such as hydrogen or electric heavy duty equipment used in mining or construction.

To incentivize companies to create good jobs, those that adhere to certain labour conditions will be eligible for the full 30 per cent credit, while those that do not will only be eligible for a credit of 20 per cent. Labour conditions will include paying prevailing wages based on local labour market conditions, and ensuring that apprenticeship training opportunities are being created. The Department of Finance will consult with a broad group of stakeholders, but especially with unions, on how best to attach labour conditions to the proposed tax credit. The Department of Finance will also consult on any additional eligible technologies (e.g. large scale-nuclear and large-scale hydroelectric). Specific details on the two labour conditions and any additional eligible technologies will be announced in Budget 2023.

30            Chapter 2

The credit would be available as of the day of Budget 2023 and no longer in effect at the start of 2035, subject to a phase-out starting in 2032.

As proposed, the investment tax credit is expected to cost $6.7 billion over five years, starting in 2023-24.

An Investment Tax Credit for Clean Hydrogen

Canada will be a reliable, premium supplier of energy in a net-zero world, and clean hydrogen is an essential part of this.

In the 2022 Fall Economic Statement, the government is proceeding with its commitment, announced in Budget 2022, to establish an investment tax credit to support investments in clean hydrogen production.

In the coming weeks, the Department of Finance will launch a consultation on how best to implement an investment tax credit for clean hydrogen based on the lifecycle carbon intensity of hydrogen. The U.S. Inflation Reduction Act (IRA) introduced carbon intensity tiers to guide the level of support to clean hydrogen projects. As outlined in the IRA, support would begin to be provided when emissions from the production of clean hydrogen are 4.0kg of CO2e or less per kg of hydrogen, while the highest level of support would be provided when emissions are 0.45kg of CO2e or less per kg of hydrogen. The consultation will seek input on:

–	An appropriate carbon intensity-based system for the Canadian context; and,

–	The level of support needed for different production pathways in Canada.

Through this investment tax credit, the government will promote jobs and skills for a net-zero economy, such that the level of the credit will depend on whether certain labour protection requirements are met. The Department of Finance will consult with a broad group of stakeholders, but especially with unions, on how best to attach labour conditions to the investment tax credit for clean hydrogen to ensure that wages paid are at the prevailing level in the local labour market, and that apprenticeship training opportunities are being created.

The proposed investment tax credit will be refundable, and available for eligible investments made as of the day of Budget 2023. The credit will be phased out after 2030. The lowest carbon intensity tier that meets all eligibility requirements is proposed to receive an investment tax credit of at least 40 per cent. If a company does not meet certain labour conditions, the maximum tax credit rate will be reduced by 10 percentage points, which will help incentivize companies to support and create good jobs for the workers our economy relies on.

Investing in Canada’s Advanced Manufacturing Competitiveness

Canada’s strength in research and development, combined with our skilled labour force, have helped us to excel in areas of advanced manufacturing for decades, including in the automotive sector.

As the world transitions to a net-zero economy, the development and production of clean technologies, including electric vehicle and battery manufacturing, will play an increasingly important role in Canada’s economy and in creating new, good-paying jobs for Canadian workers.

As key components of the future net-zero economy, these sectors are highly and globally competitive. Other countries, including the United States, are taking significant action to attract these industries and the jobs that come with them. Canada must and will keep pace.

To do this, the government will work with industry experts and unions to build on past investments and help make Canada the premier destination for investment in clean technology manufacturing that will create and maintain good-paying jobs, and help build a net-zero economy.

Following these consultations, new measures will be announced, as part of Budget 2023, to ensure Canada’s competitiveness and create good jobs.

Jobs, Growth, and an Economy that Works for Everyone            31

Building on Canada’s Critical Minerals Strategy

As Canada’s allies work to ensure their energy security and countries around the world seek to secure the technologies required for the net-zero transition, global demand is soaring for critical minerals like lithium, nickel, copper, and rare earth elements essential for clean technologies such as electric vehicles, batteries, and renewable energy technologies.

Fortunately, Canada has an abundance of the critical minerals required to drive a clean and digital global economy. With smart investments that build on the $3.8 billion committed in Budget 2022 to launch Canada’s first Critical Minerals Strategy, Canada can play a leading role in the essential global critical mineral supply chain, and create thousands of good-paying jobs for Canadians from coast-to-coast-to-coast—all while protecting the environment and working in partnership with Indigenous Peoples.

Canada will take the necessary steps to attract investment, stay competitive, and accelerate the net-zero transition for critical minerals projects. This means pursuing opportunities for Canada across every stage of the critical minerals value chain, including exploration, mining, processing, manufacturing, and recycling. The government will ensure that Canada’s tax and investment programs, skills training, and research and development ecosystem help to grow our economy and support our democratic allies with sustainably developed clean technologies and goods.

Ensuring the Resilience of Canada’s Transportation Supply Chains

Canada’s supply chains play a critical role in Canada’s economy and in Canadians’ quality of life. They enable our businesses to move their products to international markets, and ensure timely access to the goods that Canadians need.

To help bolster Canada’s economic capacity and the opportunities for our businesses to expand into global markets, the federal government launched the National Trade Corridors Fund (NTCF) in 2017 to improve the efficiency, reliability, and resilience of our transportation supply chains. To date, the government has provided $4.6 billion to the NTCF, of which over $2.8 billion has been allocated to more than 130 projects across Canada, which are doing things like increasing the capacity of our roadways and railways, and enhancing our trade gateways so it is easier for Canadian businesses to get their goods to consumers around the world.

However, global supply chains have been hard-hit by a series of unprecedented shocks, including the pandemic, extreme weather events driven by climate change, and the illegal Russian invasion of Ukraine. Given these unprecedented global challenges, Budget 2022 provided $603.2 million over five years, starting in 2022-23, to ease the movement of goods in Canada’s transportation networks through new infrastructure funding, supply chain digitization, and action to reduce regulatory burden on industry.

In addition, in January 2022, the government announced the creation of a National Supply Chain Task Force to provide independent advice on how best to address congestion and strengthen Canada’s transportation supply chains.

The National Supply Chain Task Force delivered its final report on October 6, 2022, on ways to best address congestion and strengthen Canada’s transportation supply chains.

The government is taking immediate actions that align with the Task Force’s findings, including:

–

Moving forward with Budget 2022 commitments to invest in critical transportation infrastructure, support industry-driven digitization of supply chains, and make supply chains more competitive by continuing to cut unnecessary red tape;

–	Launching a Supply Chains Regulatory Review to consider further regulatory changes that could improve the efficiency and resiliency of Canada’s supply chains;

–	Modernizing cargo and clearance inspection practices;

–	Streamlining operating policies and regulatory practices that impact the flow of goods through our international gateways;

–	Exploring ways to bolster protection and remedies for shippers and service providers due to service disruptions; and,

–	Improving data reporting and monitoring.

32            Chapter 2

As part of this effort, the government will introduce legislative amendments to help ease congestion and strengthen our strategic trade gateways by updating the way that Canada’s ports are managed and operated. Additionally, the government is continuing to advance proposed amendments to the Freight Rail Data Regulations (Transportation Information Regulations) to collect new freight rail information to enhance the transparency and competitiveness of the freight rail system.

The government remains committed to bringing forward a National Supply Chain Strategy to improve Canada’s supply chains and bolster our economic capacity. Further details will be announced in Budget 2023.

2.3 A Productive and Innovative Economy

Launching a Canadian Innovation and Investment Agency

For decades, federal investments in science, technology, and innovation have led to the creation of world-class research facilities, helped to employ top global talent in emerging technology areas, and supported startup ecosystems that have given rise to new, innovative companies that create good jobs across Canada. And while Canada is currently a world leader in higher education expenditures on research and development (almost double the OECD average), Canadian productivity still lags its global peers.

In order for Canadian workers to benefit from Canada’s world-class research and inventions, Canadian businesses across all sectors—including critical traditional industries such as mining, agriculture, forestry, and fishing—need to make investments that will help them innovate, commercialize, grow, and create good jobs in a changing global economy.

Budget 2022 announced the government’s intention to establish a Canadian innovation and investment agency, and committed $1 billion over five years, starting in 2022-23, to support its initial operations. Using best practices established by similar agencies around the world, including Business Finland (formerly Finnish TEKES) and the Israel Innovation Authority, the Canadian agency will work to help new and established Canadian firms innovate, commercialize research, and create new economic opportunities for workers and businesses in Canada.

Example: How the Agency Will Support Research and Development

Jessica runs a medium-sized battery manufacturing business in Calgary that specializes in the production of lithium-ion batteries—a key component of electric vehicles, medical devices, and portable electronics. To meet the growing demand for lithium-ion batteries and address the expected increase in used batteries from aging electric vehicles, Jessica sees an opportunity to scale her team and establish her business as a leader in lithium-ion battery recycling processes.

To make an investment in a large-scale, multi-year research and development (R&D) project less challenging, Jessica applies to the agency for funding. The agency experts provide Jessica with advice and review the project to assess its technical feasibility and its potential for eventual job-creating, large-scale production in Canada.

The agency provides financial support to conduct the preliminary design of different recycling processes and the systematic evaluation of results. With this support, Jessica is able to invest in the creation of a battery recycling R&D team that attracts leading scientist and engineers, and is able to develop a novel battery recycling process that can scale up and create new jobs.

The agency will be accountable to Parliament but will operate independently from government on a day-to-day basis and draw on private sector experts to create new jobs, generate new and improved goods and services, and help Canadian businesses succeed in a changing global economy.

Further details on the new agency will be released in a blueprint in the coming weeks.

Separately, the Scientific Research and Experimental Development (SR&ED) tax incentive program continues to be a cornerstone of Canada’s innovation strategy by supporting the salaries and wages of workers conducting R&D in Canada, with the goal of encouraging Canadian businesses of all sizes to invest in innovation that drives economic growth, while developing a more innovative Canadian workforce.

In Budget 2022, the federal government announced its intention to review the SR&ED program to ensure it is efficient and providing adequate support, which would include consideration of adopting a patent box regime.

Work is underway on this review and further details will follow in Budget 2023.

Jobs, Growth, and an Economy that Works for Everyone            33

Modernizing National Research Council Facilities

The National Research Council serves as an indispensable partner to Canadian businesses and innovators, from supporting the R&D of Canadian-made aircraft to designing systems for year-round sustainable food production in the Canadian North. The National Research Council maintains a network of facilities across Canada that provide researchers in business, academia, and government with access to the sites and expertise needed to innovate, develop, scale up, certify, and demonstrate technologies.

The 2022 Fall Economic Statement proposes to provide $962.2 million on a cash basis over eight years, starting in 2022-23, with $121.1 million per year ongoing, to modernize the National Research Council’s scientific infrastructure and help continue to propel Canadian innovation.

This funding would continue ongoing efforts to modernize the National Research Council and help ensure it is able to effectively collaborate with business and university partners.

Encouraging Investment in Major Projects

Canada’s abundance of natural resources has contributed to our economic growth for generations. Ensuring that resource and other major projects—from clean energy to critical minerals and beyond—can continue to be developed responsibly with meaningful Indigenous participation is essential to Canada’s long-term prosperity.

Improving Regulatory Processes for Major Projects

A strong and efficient federal impact assessment regime is critical to ensuring that environmental protection, partnership with Indigenous Peoples, and economic development can move forward together. In this context, the government committed in Budget 2022 to consider the funding requirements related to the assessment of major projects.

The 2022 Fall Economic Statement proposes to provide up to $1.28 billion over six years, starting in 2022-23, with $0.5 million in remaining amortization and $55.4 million per year ongoing to the Impact Assessment Agency of Canada, the Canada Energy Regulator, the Canadian Nuclear Safety Commission, and ten other federal departments.

This funding will ensure agencies designed to protect our environment can increase their capacity and improve the efficiency of assessments in order to respond to a growing number of major projects being proposed.

The Impact Assessment Agency of Canada and the Canada Energy Regulator will continue to recover a portion of their costs from the parties whose applications they are reviewing and assessing.

Ensuring Indigenous Communities Benefit From Major Projects

As announced in Budget 2022, work is underway to develop a national benefits-sharing framework, in partnership with Indigenous communities, to ensure that First Nations and Métis communities can directly benefit from major resource projects in their territories and that Inuit communities benefit from major resource projects in Inuit Nunangat. Further details will be provided in 2023.

Making Progress on Canada’s Infrastructure Investments

The Investing in Canada Infrastructure Program is providing $33.5 billion for public infrastructure across Canada.

Under this program, provinces and territories prioritize and submit projects to Infrastructure Canada for review. To date, the program has approved more than $23 billion for over 5,200 projects submitted by provinces and territories across the country.

To more quickly deliver needed infrastructure projects, the government signalled its intent in Budget 2022 to accelerate the deadline for provinces to commit their remaining funding to priority projects to March 31, 2023. The 2022 Fall Economic Statement reaffirms this intent, as well as the Budget 2022 commitment to reallocate funds left uncommitted to other priorities. The existing deadline of March 31, 2025 will remain unchanged for the territories.

34            Chapter 2

Table 2.1

Funding Remaining, by Province, in the Investing in Canada Infrastructure Program*

	Remaining Project Funding (Budget 2022)		Remaining Project Funding (October 19, 2022)
Province	$ (millions)	Percentage of total project funding envelope	$ (millions)	Percentage of total project funding envelope
Alberta	$60.3	2%	$50.5	1%
British Columbia	$1,312.6	34%	$661.3	17%
Manitoba	$13.6	1%	$13.6	1%
New Brunswick	$392.4	58%	$113.3	17%
Newfoundland and Labrador	$326.3	59%	$212.8	38%
Nova Scotia	$372.0	45%	$258.9	31%
Ontario	$1,056.8	10%	$457.1	4%
Prince Edward Island	$89.8	25%	$56.9	16%
Quebec	$3,299.0	44%	$2,754.1	37%
Saskatchewan	$375.2	42%	$248.5	28%

Source: Infrastructure Canada

*	Remaining project funding includes funding for projects that provinces have signaled to the federal government but not yet submitted for approval.

Canada’s 2023-2025 Immigration Levels Plan

Immigration is core to our identity as Canadians, while also being a key driver of Canada’s economic growth. Since 2015, the federal government has significantly increased immigration levels, resulting in a population growth between 2016 and 2021 that is almost twice the rate of other G7 countries. This year, Canada expects to welcome more than 430,000 immigrants—a new record.

Canada’s new immigration targets continue this trend, with the 2023-25 Immigration Levels Plan tabled on November 1, 2022 laying out a path to further increase immigration in the coming years to reach 500,000 immigrants in 2025—the majority of whom will be skilled workers who will help to address persistent labour shortages, including in healthcare, manufacturing, and the building trades. This builds on steps the government has already taken to respond to Canada’s labour market needs as part of the Express Entry System.

These immigration targets also include family reunification and important humanitarian commitments, including a plan to welcome at least 40,000 Afghan refugees and a new permanent residence stream for Ukrainians who wish to stay in Canada following Russia’s illegal invasion of Ukraine.

At the same time, the government will continue to invest in processing capacity to ensure that all applications are processed as quickly as possible and to eliminate backlogs.

To support the processing and settlement of new permanent residents to Canada as part of the 2023-25 Immigration Levels Plan the government has committed $1.6 billion over six years and $315 million ongoing in new funding.

To address ongoing application backlogs, speed up processing, and allow for skilled newcomers to fill critical labour gaps faster, the government has committed an additional $50 million in 2022-23 for Immigration, Refugees, and Citizenship Canada.

Jobs, Growth, and an Economy that Works for Everyone            35

Investing in Jobs for Young Canadians

Young people have a critical role to play in Canada’s economy. The federal government is committed to providing youth—and particularly those from marginalized communities—with the supports and opportunities they need to develop the skills required to find and keep good jobs.

The 2022 Fall Economic Statement proposes to provide $802.1 million over three years, starting in 2022-23, to the Youth Employment and Skills Strategy. This includes:

1.

$301.4 million over two years, starting in 2023-24, through the Youth Employment and Skills Strategy Program, to provide wraparound supports and job placements to young people facing employment barriers;

2.	$400.5 million over two years, starting in 2023-24, to Canada Summer Jobs to support a total of approximately 70,000 annual summer job placements; and,

3.	$100.2 million over three years, starting in 2022-23, to continue supporting work placements for First Nations youth through the Income Assistance-First Nations Youth Employment Strategy Pilot.

These measures will help young Canadians gain valuable skills and work experience, setting them up for a lifetime of success in the job market.

Protecting the Rights of Road Transportation Workers

In the trucking industry, there is a long history of companies using the misleading “Drivers Inc.” practice, whereby drivers are encouraged to self-incorporate and operate as independent contractors without being provided information on the downsides of the practice. By not classifying drivers as employees, companies are denying them access to important rights and entitlements under the Canada Labour Code, such as paid sick leave, health and safety standards, employer contributions for Employment Insurance and the Canada Pension Plan, and provincial or territorial workplace injury compensation.

In January 2021, amendments to Part III of the Code came into force, making such intentional misclassification of employees illegal. In a recent pilot enforcement project to educate federally-regulated transportation employers about the new rules, more than 60 per cent were found to be in contravention of the misclassification rules. Further action responds to calls by the Canadian Trucking Alliance and Teamsters Canada, representing both employers and workers, to address this coercive practice.

The 2022 Fall Economic Statement proposes to provide $26.3 million over five years, starting in 2023-24, to Employment and Social Development Canada to take stronger action against non-compliant employers through orders, fines, and prosecutions to enforce the Canada Labour Code. This will improve working conditions for thousands of gig workers, newcomers, and racialized Canadians while creating fairer, safer workplaces for everyone by ensuring that federally regulated transportation employers are not illegally misclassifying their drivers.

The Canada Revenue Agency is currently working across sectors, including the road transportation industry, to encourage greater awareness and foster compliance with tax rules governing the use of incorporated employees. Further details will be provided in Budget 2023. Canadians are encouraged to report suspected tax avoidance to the Canada Revenue Agency, either online or by phone.

36            Chapter 2

Overview of Gender-Based Analysis Plus

The Youth Employment and Skills Strategy (YESS) program will directly benefit young people, including those facing multiple barriers to employment and groups underrepresented in the labour market. In 2022-23, the YESS Program is estimated to support 24,000 youth and of these, 65 per cent are expected to be from one of the strategy’s priority groups (e.g., Indigenous Peoples, youth with disabilities, racialized youth, youth in rural communities). Approximately 45 per cent of the seven million young people in Canada identify as one of these priority groups. Young women in particular benefit from measures such as the YESS program and Canada Summer Jobs, as they have traditionally represented between 51 to 60 per cent of clients served on average.

The increased immigration levels associated with the 2023-25 Immigration Levels Plan contribute to further increasing Canada’s diversity, as permanent residents come from all over the world. The impact of this measure is expected to be gender balanced—similar to historical trends. For example, in 2021, 49 per cent of all admissions were women and 51 per cent were men.

Investments to advance business innovation, health, manufacturing, and clean technologies not only support economic growth, but also create opportunities for a highly educated, skilled, and diverse workforce, particularly in the science, technology, engineering, and mathematics (STEM) sectors:

Launching the Sustainable Jobs Training Centre and sustainable jobs training stream under the Union Training and Innovation Program will directly benefit 35,000 workers, especially in the skilled trades, in all regions of the country. Impacts will depend on the specific fields ultimately targeted by the programs, but Union Training and Innovation Program has a mandate to reach underrepresented groups, and other government programming is also working to support greater inclusion of women, Indigenous Peoples, Black and racialized Canadians, persons with disabilities and other underrepresented populations in the trades. Currently, women make up about 13 per cent of Canada’s construction industry and 29 per cent of the manufacturing industry, despite making up 47 per cent of the overall labour force. Efforts to increase the representation in the skilled trades of historically underrepresented groups will also ensure that they benefit from investments that the Canada Growth Fund will make in industries and projects that will require skilled trades workers.

Launching the Canada Growth Fund this year will have a positive impact on job growth, leading to benefits for workers in the construction and maintenance sectors as well as for engineers, architects, and electricians, which historically have predominantly employed men. Long-term reduction in greenhouse gases will benefit youth and low-income Canadians, who are disproportionately affected by climate change.

Modernizing National Research Council (NRC) Facilities will directly benefit all Canadians, by advancing capacity in health, manufacturing, and clean technologies to support economic growth and government priorities. NRC employees who engage in research and development activities will also benefit from modern research infrastructure, as will those employees who administer these facilities. The NRC has a total workforce composed of 36.6 per cent women, 18.1 per cent racialized Canadians, 2 per cent persons with disabilities, and 0.8 per cent Indigenous Peoples.

Improving Regulatory Processes for Major Projects will increase employment opportunities at the Impact Assessment Agency of Canada (IAAC) and the 12 partner departments. In addition to these jobs, there will be direct benefits for some Indigenous organizations and governments participating in federal impact assessments. In 2021-22, through the Participant Funding Program, IAAC created 416 funding agreements, which consisted of 134 contributions and 282 grants to Indigenous communities, organizations, and individuals.

An Investment Tax Credit for Clean Technologies will benefit owners, shareholders, and workers of businesses across a variety of sectors and regions that are undertaking decarbonization investments. Analysis of tax data shows businesses in utilities account for 63 per cent of the value of acquisitions of clean energy generation and energy efficiency equipment and that 73 per cent of workers in utilities are men. Ensuring companies adhere to labour condition standards will benefit workers, and apprenticeship opportunities will disproportionately benefit youth. Additionally, long-term reduction in greenhouse gases will benefit youth and low-income Canadians, who are disproportionately affected by climate change.

Jobs, Growth, and an Economy that Works for Everyone            37

Chapter 2

Jobs, Growth, and an Economy that Works for Everyone

millions of dollars

	2022– 2023	2023- 2024	2024- 2025	2025- 2026	2026- 2027	2027- 2028	Total

2.1 Investing in Skills for a Net-Zero Economy	—	35	75	83	63	55	310

Investing in Skills for a Net-Zero Economy	—	35	75	83	63	55	310

2.2 Securing Canada’s Competitiveness and Creating Good Jobs for Workers	—	1,070	1,110	1,135	1,600	1,735	6,650

An Investment Tax Credit for Clean Technologies	—	1,070	1,110	1,135	1,600	1,735	6,650

2.3 A Productive and Innovative Economy	148	955	1,073	577	598	617	3,968

Modernizing National Research Council Facilities	19	26	30	38	47	57	216

Improving Regulatory Processes for Major Projects	46	241	250	249	248	248	1,282

Canada’s 2023-2025 Immigration Levels Plan	50	299	403	285	298	307	1,642

Investing in Jobs for Young Canadians	33	391	392	—	—	—	816

Less: Funds Sourced from Existing Departmental Resources	—	-7	-7	—	—	—	-14

Protecting the Rights of Road Transportation Workers	—	6	5	5	5	5	26

Chapter 2 - Net Fiscal Impact	148	2,060	2,258	1,794	2,261	2,407	10,928

38            Chapter 2

Chapter 3

Fair and Effective Government

Building an economy that works for everyone, with a strong social safety net, requires a robust national tax base where big corporations and the wealthiest Canadians pay their fair share, and where everyone plays by the same set of rules.

The 2022 Fall Economic Statement announces plans to tax share buybacks, and reaffirms the government’s intention to introduce a new minimum tax regime for the wealthiest Canadians, and its intention to implement a global minimum tax regime to ensure that large multinational corporations cannot avoid paying taxes, regardless of where they do business.

The federal government is also taking action to ensure that Canadians’ tax dollars are being used effectively, and that Canadians can count on effective government services.

3.1 A Fair Tax System

A Tax on Share Buybacks

A share buyback occurs when a corporation buys its own stock back from existing shareholders. While buying back shares is one legitimate way that corporations can return value to their shareholders, it can also divert corporate resources away from making investments in their workers and businesses in Canada.

The 2022 Fall Economic Statement announces the government’s intention to introduce a corporate-level 2 per cent tax that would apply on the net value of all types of share buybacks by public corporations in Canada, similar to a recent measure introduced in the United States. The details of this new tax will be announced in Budget 2023, and the tax would come into force on January 1, 2024.

It is estimated that this measure would increase federal revenues by $2.1 billion over five years, starting in 2023-24, while also encouraging corporations to reinvest their profits in their workers and business.

International Tax Reform

Canada is committed to ensuring multinational corporations pay their fair share of tax wherever they do business, and the government is working with international partners to make that happen.

Canada and 136 other members of the OECD/G20 Inclusive Framework on Base Erosion and Profit Shifting have developed a two-pillar plan for international tax reform, which was agreed to in October 2021. The Framework, if implemented, will end the race to the bottom in global taxation and put Canadian workers and businesses on a level playing field with our global competitors.

Pillar One (Reallocation of Taxing Rights)

Pillar One will ensure that the largest and most profitable global corporations, including large digital corporations, pay their fair share of tax in the jurisdictions where their users and customers are located. Significant progress has been made in establishing the technical rules of the new system, and the OECD has been conducting ongoing public consultations. The Inclusive Framework’s intention is to complete multilateral negotiations so that the treaty to implement Pillar One can be signed in the first half of 2023, with a view to it entering into force in 2024.

Pillar Two (Global Minimum Tax)

Pillar Two, a global minimum tax regime, would ensure that multinational corporations are subject to a minimum effective tax rate of 15 per cent on profits in every jurisdiction in which they operate. To function effectively, Pillar Two requires participation and extensive coordination from international partners around the world.

Canada is committed to the global minimum tax on large corporations. We continue to work closely with our international partners to develop a coordinated implementation framework, to be put in place in a timely and coordinated manner.

Through both pillars, the government remains committed to ensuring that those who do business in Canada pay their fair share of taxes and that there is a level playing field for Canadian workers and businesses in the global economy.

Fair and Effective Government            39

Ensuring the Wealthiest Canadians Pay Their Fair Share

Through significant use of deductions, tax credits, and other ways of having income taxed at lower rates, some of the wealthiest Canadians pay comparatively little personal income tax as a share of their income.

The Alternative Minimum Tax (AMT) is intended to ensure that high-income Canadians cannot disproportionately lower their tax bill through advantages in the tax system, but it has not been substantially reviewed since its introduction in 1986.

In Budget 2022, the government committed to examining a new minimum tax regime to ensure that all wealthy Canadians pay their fair share of tax. The 2022 Fall Economic Statement reaffirms this intent, and a detailed proposal and path for implementation will be released in Budget 2023.

3.2 Effective Government

Improving Service Delivery

Canadians should be able to count on efficient, timely, and high-quality government services. In June, the government created a new task force to improve government services, with a mandate to review service delivery, identify gaps and areas for improvement, and make recommendations to ensure Canadians from coast to coast to coast receive the highest quality of service, and wait times for service are reduced. That is why, in recent months, the government has made significant investments to improve the services Canadians rely on. This includes:

Proposing to provide $1.02 billion to Service Canada to process Employment Insurance (EI) and Old Age Security (OAS) claims faster while reducing the EI claims backlog, in addition to $574 million to reduce EI and OAS call centre wait times. Employment Insurance call centres are now performing better than the service standard of 10 minutes, with calls being answered in 6-7 minutes. Service Canada is on track to return to its service standard on the speed of payment delivery.

Proposing to invest an additional $400 million in 2022-23 and 2023-24 for the Canada Revenue Agency (CRA) to support call centre operations in the face of projected call volumes that are expected to remain above pre-pandemic levels.

Proposing to provide $115 million for Veterans Affairs Canada (VAC) to hire and retain case managers, reduce application backlogs and wait times, and help provide faster service to veterans. Since 2020, new investments in service delivery at VAC have reduced the backlog of applications by more than 50 per cent.

Proposing to provide $137 million for the Canada Border Services Agency to enhance its frontline capacity and hire additional officers to help alleviate border pressures, as well as prevent prohibited or restricted goods from entering Canada.

The government is also taking action to reduce wait times in the immigration system, including:

–	Hiring more 1,250 new employees to tackle backlogs and increase processing capacity;

–	Improving how visitor record applications are processed by expanding the use of advanced analytics and other automated technology; and,

–	Exempting certain low-risk, in-Canada, foreign nationals from submitting an immigration medical examination as part of their application, which is expected to help more than 180,000 people quickly obtain temporary or permanent resident status.

Addressing the Digitalization of Money

The rise in cryptocurrencies and the digitalization of money are transforming financial systems in Canada and around the world. Canada’s framework for the regulation of our financial system needs to keep pace. At the same time, the digitalization of money poses a challenge to democratic institutions around the world. In the last several months, digital assets and cryptocurrencies have been used to avoid global sanctions and fund illegal activities, both in Canada and around the world. In order to help address these challenges in Canada, Budget 2022 announced the government’s intention to launch a financial sector legislative review focused on the digitalization of money and maintaining financial sector stability and security.

Consultations with stakeholders on digital currencies, including cryptocurrencies, stablecoins, and central bank digital currencies, are being launched on November 3, 2022.

40            Chapter 3

Overview of Gender-Based Analysis Plus

A Tax on Share Buybacks: Shareholders are disproportionately older men, and tend to have higher incomes. In 2019, men (62 per cent), people aged 65 and over (38 per cent), and people with more than $100,000 in annual income (63 per cent) accounted for disproportionate amounts of dividend and interest income received by Canadians. Comparatively, men and seniors account for 49 per cent and 16 per cent of the Canadian population, respectively. Revenue from this measure will contribute to paying for general government programs and expenses, which benefit Canadians, particularly the middle class.

Improving Service Delivery for Canadians will focus on ensuring that Canadians have access to the services they rely on in order to address their unique needs. Low-income individuals rely on the timely, consistent delivery of these benefits, which these investments will help ensure. In particular:

Employment Insurance benefits support close to two million Canadians per year who lose their jobs or who are unable to work due to life events such as illness or welcoming a new child. Seven million seniors aged 65 or older directly benefit from Old Age Security (OAS). The Guaranteed Income Supplement (GIS) supports low-income seniors, while Allowances are available to certain qualifying individuals aged 60 to 64. Overall, the OAS beneficiary population is gender-balanced. Low-income seniors receiving the GIS comprise one third of OAS program beneficiaries. Over a third of all seniors (38 per cent) and almost half of those over age 75 (47 per cent) have a disability. These seniors are more likely to be living below Canada’s Official Poverty Line. While 6 per cent of seniors without a disability live below the poverty line, that number rises to 7.3 per cent for those with a milder disability and 10.4 per cent for those with a more severe disability.

Support to Veterans Affairs Canada (VAC) primarily benefits veterans with physical and mental health challenges. VAC estimates that the veteran population in Canada is 618,000, of which 123,000 are clients of VAC. As women account for only 12 per cent of the VAC clientele, these programs disproportionately benefit men. However, women veterans are more likely than veterans who are men to report depression (35.2 per cent vs. 24.4 per cent) and anxiety (25.4 per cent vs. 20.7 per cent) and will benefit from these improvements to VAC services. Veterans are more likely than the general population to experience chronic pain (50.7 per cent vs. 22.4 per cent) and to sometimes or often experience activity limitations (64 per cent vs. 26.4 per cent). Compared to the overall Canadian population, veterans are more likely to report suffering from hearing problems (16.7 per cent vs. 3.3 per cent), depression (25.7 per cent vs. 7 per cent), anxiety (21.3 per cent vs. 6.3 per cent), and post-traumatic stress disorder (23.7 per cent vs. 1.3 per cent).

Fair and Effective Government            41

Chapter 3

Fair and Effective Government

millions of dollars

	2022- 2023	2023- 2024	2024- 2025	2025- 2026	2026- 2027	2027- 2028	Total

3.1 A Fair Tax System	0	-30	-440	-520	-550	-580	-2,120

A Tax on Share Buybacks	0	-30	-440	-520	-550	-580	-2,120

3.2 Effective Government	575	827	673	126	24	24	2,250

Improving Employment Insurance and Old Age Security Service Delivery	215	661	620	101	0	0	1,597

Canada Revenue Agency Call Centre Post- Pandemic Sustainability	290	110	0	0	0	0	400

Improving Service Delivery for Veterans	40	35	31	3	3	3	115

Canada Border Services Agency Frontline Capacity	31	21	21	21	21	21	137

Chapter 3 - Net Fiscal Impact	575	797	233	-394	-526	-556	130

Action on Budget 2022 Spending Reviews

The federal government remains focused on managing public finances in a fiscally responsible manner.

In Budget 2022, the government committed to reducing the pace and scale of previously announced spending that has yet to occur by up to $3 billion over the next four years. The 2022 Fall Economic Statement delivers on this commitment with reduced spending of $3.8 billion, owing to the lower-than-expected uptake of COVID-19 supports in 2021-22 (Table 4.1).

In Budget 2022, the government also announced the launch of a comprehensive Strategic Policy Review to assess program effectiveness and identify opportunities to save and reallocate resources without impacting services to Canadians. This ongoing review will target savings of $6 billion over five years, starting in 2024-25, and $3 billion annually by 2026-27.

Budget 2023 will provide further details on how the savings target will be achieved.

Table 4.1

Update on Reducing Planned Spending in the Context of a Stronger Recovery

millions of dollars

Reduction in scale of spending (2021-22):
Business Income Supports	-3,209
of which:
Canada Emergency Wage Subsidy	527
Canada Emergency Rent Subsidy	-183
Canada Recovery Hiring Program	-637
Targeted Supports for Deeply Affected Businesses	-2,916
Emergency Personal Income Supports	-589

Total	-3,798

Budget 2022 Target	-3,000

42            Chapter 3

Annex 1

Details of Economic and Fiscal Projections

1.1 Economic Projections

The average of private sector forecasts has been used as the basis for economic and fiscal planning since 1994. This helps ensure objectivity and transparency, and introduces an element of independence into the government’s economic and fiscal forecast. The economic forecast presented in this section is based on a survey conducted in early September 2022.

The September survey includes the views of 13 private sector economists:

–	BMO Capital Markets,

–	Caisse de dépôt et placement du Québec,

–	CIBC World Markets,

–	The Conference Board of Canada,

–	Desjardins,

–	IHS Markit,

–	Industrial Alliance Insurance and Financial Services Inc.,

–	Laurentian Bank Securities,

–	National Bank Financial Markets,

–	Royal Bank of Canada,

–	Scotiabank,

–	TD Bank Financial Group, and

–	The University of Toronto (Policy and Economic Analysis Program).

Since the survey was conducted in early September, global economic and financial conditions have continued to deteriorate. While the macroeconomic inputs of the September 2022 survey continue to provide a reasonable basis for economic and fiscal planning, the balance of risks to the growth outlook are tilted to the downside, with growth more likely to come in below the survey than above. To facilitate prudent economic and fiscal planning, the Department of Finance has developed an alternative scenario that illustrates a slower growth track relative to the September survey (see below for details).

September 2022 Survey of Private Sector Economists

Inflation has been much higher than projected by private sector economists in Budget 2022, which was based on a survey conducted in early February 2022, before Russia’s illegal invasion of Ukraine. While private sector economists continue to believe Consumer Price Index (CPI) inflation will return to the Bank of Canada’s target, this process is taking longer than previously expected. CPI inflation was projected to remain above 3 per cent until the third quarter of 2023—almost a year later than private sector economists predicted in Budget 2022—before reaching 2 per cent in mid-2024.

Persistent inflationary pressures have also led to a sharp increase in interest rates. At 3.0 per cent in the third quarter of 2022, short-term interest rates were roughly 200 basis point higher than expected by private sector economists in Budget 2022. Further ahead, private sector economists expected short-term interest rates to peak at 3.8 per cent in the first half of 2023. This represents a substantial increase in the outlook for interest rates from that expected by private sector economists in Budget 2022, which had projected short-term interest rates would gradually increase to about 2 per cent by 2024 (Table A1.1).

With higher inflation and interest rates, as well as slower economic growth in the United States and globally, private sector economists anticipated Canada would see significantly weaker growth than anticipated in Budget 2022. Real gross domestic product (GDP) was projected to expand by a still strong 3.2 per cent in 2022 (from 3.9 per cent in Budget 2022) but growth was expected to slow to 0.7 per cent in 2023 (from 3.1 per cent). By the end of 2026, the level of real GDP was expected to remain about 2 per cent below Budget 2022 projections.

Details of Economic and Fiscal Projections            43

Overall, the September 2022 survey average indicates the Canadian economy was expected to see a period of subdued growth. Real GDP growth was projected to be just above zero for the next several quarters. As a result of expected slower economic growth, the unemployment rate was projected to increase from an average of 5.4 per cent in 2022 to 6.2 per cent in 2024—above Budget 2022 projections (5.5 per cent) but low by historical standards. The unemployment rate was then expected to gradually decline to 5.7 per cent by the end of the forecast horizon.

Despite a weakening in growth prospects since Budget 2022, commodity prices have increased sharply following Russia’s illegal invasion of Ukraine. The outlook for West Texas Intermediate crude oil prices has been revised up to US$97 per barrel for 2022 and to US$88 per barrel for 2023, about US$17 and US$14 per barrel higher on average than private sector economists expected in Budget 2022. Going forward, crude oil prices were expected to remain higher than Budget 2022 projections by about US$14 per barrel on average per year.

As a result of the rise in both domestic inflation and commodity prices, the outlook for GDP inflation (the broadest measure of economy-wide price inflation) has been revised up significantly to 8.3 per cent in 2022 compared to 3.9 per cent in Budget 2022. Going forward, the GDP inflation outlook was expected to be broadly in line with Budget 2022 projections.

As a result, the projected level of nominal GDP (the broadest measure of the tax base) for 2022 in the September survey was $94 billion above expectations in Budget 2022. However, with a reduced outlook for real GDP growth in 2023, the boost to nominal GDP was expected to partly unwind next year, leaving the projected level of nominal GDP up by an average of $54 billion per year over the entire forecast horizon relative to Budget 2022 projections.

Downside Scenario

As discussed in the Economic Overview, the balance of risks to the September 2022 survey is tilted to the downside and primarily relate to the path of inflation and interest rates, both globally and in Canada. In that context, the Department of Finance has developed a downside scenario that considers the impact of more persistent inflationary pressures and further tightening in monetary policy, leading to a more pronounced economic slowdown.

In this scenario, elevated inflation becomes more deeply entrenched, particularly in the United States, leading central banks to raise interest rates by more than anticipated to return inflation to target. This increases long-term interest rates and leads to a significant tightening in global financial conditions. Tighter financial conditions result in more adverse effects on confidence, wealth and activity, resulting in a sharper correction in housing markets and consumer activity in Canada, as well as larger spillovers from tightening and weaker economic activity in other countries.

In the downside scenario, CPI inflation is 1.8 percentage points above the September 2022 survey in 2023, and stays above 3 per cent until the first quarter of 2024—about six months longer than in the survey—before reaching 2 per cent by the end of 2024. In response, short-term interest rates reach 4.5 per cent in the first half of 2023 and are up by 0.7 percentage points over the entire forecast horizon. As a result, Canada enters a mild recession in the first quarter of 2023. Real GDP contracts by 1.6 per cent from peak to trough, well below the 4.4-per-cent contraction in 2008-09. Similarly, the unemployment rate rises 1.7 percentage points to 6.9 per cent in the second half of 2023, far lower than the peak of 8.7 per cent experienced following the 2008-09 contraction. For 2023 as a whole, real GDP declines by 0.9 per cent and the unemployment rate is 0.5 percentage points above the survey. At the same time, weaker global demand weighs on commodity prices, with oil prices US$8 per barrel below the survey in 2023. Despite higher CPI inflation, lower commodity prices lead to lower GDP inflation and, combined with slower growth, result in a level of nominal GDP that is $45 billion lower than the survey, on average (Table A1.1).

44            Annex 1

Table A1.1

Average Private Sector Forecasts and Department of Finance Downside Scenario

Per cent, unless otherwise indicated

	2022	2023	2024	2025	2026	2027	2022- 2026

Real GDP growth[1]

Budget 2022	3.9	3.1	2.0	1.9	1.8	—	2.5

2022 Fall Economic Statement	3.2	0.7	1.9	2.3	2.1	1.9	2.0

Downside Scenario	3.1	-0.9	2.3	2.7	2.3	2.1	1.9

GDP inflation[1]

Budget 2022	3.9	1.7	1.8	1.9	1.9	—	2.3

2022 Fall Economic Statement	8.3	1.9	1.8	1.9	1.9	1.9	3.2

Downside Scenario	7.6	1.8	1.9	1.8	1.9	1.9	3.0

Nominal GDP growth[1]

Budget 2022	8.0	4.8	3.9	3.8	3.7	—	4.8

2022 Fall Economic Statement	11.8	2.6	3.7	4.2	4.1	3.9	5.3

Downside Scenario	11.0	0.9	4.3	4.6	4.3	4.0	5.0

Nominal GDP level (billions of dollars)[1]

Budget 2022	2,693	2,823	2,933	3,044	3,157	—

2022 Fall Economic Statement (FES)	2,787	2,859	2,965	3,091	3,217	3,342

Downside Scenario	2,767	2,793	2,913	3,046	3,177	3,305

Difference between 2022 FES and Budget 2022	94	37	32	47	60	—	54

Difference between Downside Scenario and 2022 FES	-19	-67	-53	-45	-41	-38	-45

3-month treasury bill rate

Budget 2022	0.8	1.7	2.0	2.1	2.1	—	1.7

2022 Fall Economic Statement	2.2	3.6	2.8	2.3	2.1	2.1	2.6

Downside Scenario	2.4	4.4	3.5	3.2	3.0	3.0	3.3

10-year government bond rate

Budget 2022	2.0	2.4	2.6	2.8	3.0	—	2.6

2022 Fall Economic Statement	2.8	3.1	2.8	2.8	2.9	3.0	2.9

Downside Scenario	2.8	3.2	3.1	3.2	3.3	3.5	3.1

Exchange rate (US cents/C$)

Budget 2022	79.9	80.2	80.5	80.4	80.1	—	80.2

2022 Fall Economic Statement	77.9	77.1	77.9	78.8	79.2	79.7	78.2

Downside Scenario	77.0	73.0	73.9	76.9	78.2	78.4	75.8

Unemployment rate

Budget 2022	5.8	5.5	5.5	5.5	5.5	—	5.5

2022 Fall Economic Statement	5.4	6.1	6.2	6.0	5.8	5.7	5.9

Downside Scenario	5.5	6.6	6.6	6.3	6.0	5.9	6.2

Consumer Price Index inflation

Budget 2022	3.9	2.4	2.2	2.1	2.0	—	2.5

2022 Fall Economic Statement	6.8	3.5	2.1	2.1	2.1	2.1	3.3

Downside Scenario	6.8	5.3	2.5	1.6	2.0	2.1	3.7

U.S. real GDP growth

Budget 2022	3.8	2.6	2.0	1.8	1.9	—	2.4

2022 Fall Economic Statement	1.7	0.6	1.7	2.2	2.1	2.0	1.6

Downside Scenario	1.4	-1.2	2.6	2.5	2.5	2.1	1.6

West Texas Intermediate crude oil price ($US per barrel)

Budget 2022	80	74	70	68	66	—	72

2022 Fall Economic Statement	97	88	85	82	81	81	87

Downside Scenario	95	80	76	77	77	78	81

Note: Forecast averages may not equal average of years due to rounding. Numbers may not add due to rounding.

[1]	Figures have been restated to reflect the historical revisions in the Canadian System of National Accounts.

Sources: Statistics Canada; for Budget 2022, Department of Finance Canada February 2022 survey of private sector economists, which has been adjusted to incorporate the actual results of the National Accounts for the fourth quarter of 2021 released on March 1, 2022; for the 2022 Fall Economic Statement, Department of Finance Canada September 2022 survey of private sector economists; Department of Finance Canada calculations.

Details of Economic and Fiscal Projections            45

1.2 Changes to Fiscal Projections Since Budget 2022

The baseline fiscal outlook presented in this Fall Economic Statement is centered on the economic projections provided by the September 2022 survey of private sector economists. In addition, given that economic risks are tilted to the downside, the fiscal impact of the Department of Finance’s downside scenario is also provided. The tables that follow present changes to the fiscal outlook since Budget 2022, including the impact of government policy actions taken since Budget 2022 and measures in this Fall Economic Statement, year-to-date financial results, and updated economic projections provided by both the private sector survey and under the downside scenario.

Changes to the Fiscal Outlook Since Budget 2022

Table A1.2

Economic and Fiscal Developments, Policy Actions and Measures

billions of dollars

		Projection

	2021– 2022	2022– 2023	2023– 2024	2024– 2025	2025– 2026	2026– 2027	2027– 2028

Budgetary balance – Budget 2022	-113.8	-52.8	-39.9	-27.8	-18.6	-8.4

Impact of September private sector survey and other fiscal developments	23.6	29.8	18.8	11.0	10.2	11.4

Budgetary balance before policy actions and measures	-90.2	-23.0	-21.1	-16.8	-8.4	3.0	12.8

Policy actions since Budget 2022		-7.3	-4.3	-2.9	-1.8	-1.8	-3.5

2022 Fall Economic Statement measures (by chapter)

Making Life More Affordable		-4.4	-1.3	-1.3	-1.3	-1.4	-1.4

Jobs, Growth, and an Economy That Works for Everyone		-0.1	-2.1	-2.3	-1.8	-2.3	-2.4

Fair and Effective Government		-0.6	-0.8	-0.2	0.4	0.5	0.6

Provision for anticipated near-term pressures[1]		-1.0	-1.0	-2.0	-1.5	-1.5	-1.5

Total – 2022 Fall Economic Statement measures		-6.1	-5.2	-5.8	-4.2	-4.6	-4.7

Budgetary Balance – Baseline Scenario	-90.2	-36.4	-30.6	-25.4	-14.5	-3.4	4.5

Fiscal impact of downside economic scenario		-12.7	-21.8	-16.8	-15.9	-15.3	-12.8

Budgetary Balance – Downside Scenario	-90.2	-49.1	-52.4	-42.3	-30.4	-18.6	-8.3

Baseline Scenario

Budgetary Balance (per cent of GDP)	-3.6	-1.3	-1.1	-0.9	-0.5	-0.1	0.1

Federal Debt (per cent of GDP)	45.5	42.3	42.2	41.6	40.4	38.9	37.3

Downside Scenario

Budgetary Balance (per cent of GDP)	-3.6	-1.8	-1.9	-1.5	-1.0	-0.6	-0.3

Federal Debt (per cent of GDP)	45.5	43.0	44.5	44.1	43.2	42.0	40.6

Budget 2022 Projections

Budgetary Balance (per cent of GDP)	-4.6	-2.0	-1.4	-0.9	-0.6	-0.3

Federal Debt (per cent of GDP)	46.5	45.1	44.5	43.8	42.8	41.5

Note: Totals may not add due to rounding.

[1]	Provision of $8.5 billion over six years, for pressures that are anticipated to materialize in the near term.

46            Annex 1

Economic and Fiscal Developments Since Budget 2022 – Baseline Scenario

Table A1.3

Impact of September 2022 Private Sector Survey and Other Fiscal Developments Since Budget 2022

billions of dollars

		Projection

	2021– 2022	2022– 2023	2023– 2024	2024– 2025	2025– 2026	2026– 2027

Economic and fiscal developments by component1

Change in budgetary revenues

(1.1) Income taxes	15.5	37.6	29.6	25.0	23.9	22.3

(1.2) Excise taxes/duties	2.5	3.0	2.9	3.7	3.9	4.0

(1.3) Proceeds from the pollution pricing framework	-0.3	-0.5	-0.4	-0.5	-0.8	-1.2

(1.4) Other revenues[2]	1.3	-0.1	1.8	0.8	-0.8	-0.4

(1) Total budgetary revenues	18.9	40.1	33.8	28.9	26.1	24.7

Change in program expenses

(2.1) Major transfers to persons	2.5	6.1	-2.5	-4.7	-5.4	-5.2

(2.2) Major transfers to other levels of government	0.0	1.0	0.1	-0.4	0.0	-0.1

(2.3) Proceeds from the pollution pricing framework returned	0.3	0.4	0.7	0.5	0.8	1.2

(2.4) Direct program expenses	1.3	-9.1	-3.0	-5.4	-5.8	-5.7

(2) Total program expenses, excluding net actuarial losses	4.1	-1.6	-4.7	-10.0	-10.3	-9.7

(3) Net actuarial losses (gains)	0.2	-0.9	0.1	-2.2	-2.5	-2.4

(4) Public debt charges	0.4	-7.8	-10.4	-5.7	-3.1	-1.2

(5) Total economic and fiscal developments	23.6	29.8	18.8	11.0	10.2	11.4

[1]

A negative number implies a deterioration in the budgetary balance (lower revenues or higher spending). A positive number implies an improvement in the budgetary balance (higher revenues or lower spending).

[2]	Includes Employment Insurance premiums, Digital Services Tax and Underused Housing Tax in this table only for presentation purposes

The outlook for budgetary revenues has improved relative to Budget 2022 reflecting upward revisions to nominal GDP projections, in addition to the carry-forward of stronger-than-expected results from 2021-22.

–	As a result of improvements in corporate financial performance, as well as employment and wage growth, income tax revenue gains are expected to be higher by approximately $27.7 billion per year on average over the forecast horizon.

–	The outlook for excise taxes/duties is revised up largely due to the carry-forward of better-than-expected 2021-22 results.

–	Proceeds from the federal pollution pricing framework that arise from the provinces and territories that are a part of the federal backstop (Ontario, Manitoba, Saskatchewan, Alberta, Nunavut, and Yukon) are projected to be lower. The adjustment is largely due to lower emission estimates that stem from more stringent efficiency standards for light duty vehicles. Direct proceeds will continue to be fully returned in the provinces or territories where they are generated. The pollution pricing framework is revenue neutral so this has no impact on the budgetary balance.

Details of Economic and Fiscal Projections            47

–

Projected other revenues[1] are revised down in 2022-23 largely due to the impact of higher interest rates on the Bank of Canada’s income. Going forward, this element is offset by upward revisions to interest-related components of other revenues including interest and penalties on tax debt and interest on lending to Crown corporations.

Program expenses have been revised up from 2023-24 onwards relative to Budget 2022, primarily reflecting the impact of higher expected CPI inflation on major transfers to persons, and the impact of revised actuarial assumptions on pension and benefits liabilities within direct program spending.

–

Relative to Budget 2022, major transfers to persons are lower in 2022-23, largely due to revised costings for EI transition benefit measures. Over the remainder of the forecast horizon, the outlook for major transfers to persons has been revised upwards to reflect the impact of higher expected CPI inflation, to which the Canada Child Benefit and elderly benefit rates are indexed.

–

Relative to Budget 2022, major transfers to other levels of government are projected to be lower in 2022-23 and 2023-24, primarily because of improved economic projections resulting in higher recoveries for the Quebec Abatement— the reduction in cash transfers owed to Quebec reflecting the increased value of tax points that were transferred to the province in the 1960s and 1970s. This impact is more than offset in most remaining years of the forecast due to the impact of the revised economic outlook on the Canada Health Transfer and Equalization payments, which are indexed to growth in nominal GDP.

–

Proceeds from the pollution pricing framework returned are revised down across the horizon in line with lower anticipated proceeds resulting from the impact of climate action measures, as discussed above, on projected emissions.

–	Direct program expenses have been adjusted upward across the forecast horizon relative to the Budget 2022 forecast.

•

Higher expenses in 2022-23 reflect revised timing of rapid testing kit purchases that were announced in January 2022, and revised timing and amounts of provisions for contingent liabilities and losses.

•

Across the horizon, higher expenses are driven by higher projected pension and benefit service costs due to changes in actuarial assumptions and increased usage of benefits, higher bad debt expenses on taxes receivable, which is assumed to increase with upward revisions to tax revenues, as discussed above, and accelerated timing of the Budget 2022 commitment to reduce planned spending by $3 billion as discussed in Chapter 3. This increase in expenses is partially offset by decreases in the forecast of refundable corporate and personal income tax credits relative to previous expectations based on a carry-forward of 2021-22 results.

Net actuarial losses, which represent changes in the measurement of the government’s obligations for pensions and other employee future benefits accrued in previous fiscal years and pension fund assets, are expected to be higher in 2022-23 and again in 2024-25 onwards relative to Budget 2022. This increase is largely a result of the amortization of 2021-22 losses on RCMP and veterans benefit plans that resulted from changes to actuarial assumptions related to claim intake and medical inflation. These losses are offset in 2023-24 and in part across the horizon by projected gains resulting from higher projected long-term interest rates used to measure the present value of the obligations.

Relative to Budget 2022, public debt charges are higher in all years of the forecast. Increases are more pronounced in the first three years due to higher short- and long-term interest rates as forecast by private sector economists and higher inflation impacts on Real Return Bonds concentrated in 2022-23. These increases are partially offset by improvements in the budgetary balance and reductions in projected borrowing requirements.

[1]	Other revenues include those resulting from sales of goods and services, investments and loans, interest and penalties, and Crown corporations’ net profits.

48            Annex 1

Incremental Fiscal Impact of Downside Scenario

Table A1.4

Fiscal Impact of Downside Scenario (relative to baseline scenario)

billions of dollars

	2022– 2023	2023– 2024	2024– 2025	2025– 2026	2026– 2027	2027- 2028
Economic and fiscal developments by component[1]
Change in budgetary revenues
(1.1) Income taxes	-8.1	-14.6	-11.1	-10.0	-9.2	-8.3
(1.2) Excise taxes/duties	-1.1	-0.4	0.0	-0.1	-0.1	0.0
(1.3) Proceeds from the pollution pricing framework	-0.0	-0.2	-0.1	-0.1	-0.1	-0.1
(1.4) Other revenues[2]	-1.8	-1.4	0.2	1.6	1.9	1.7

(1) Total budgetary revenues	-11.0	-16.6	-11.0	-8.7	-7.5	-6.7
Change in program expenses
(2.1) Major transfers to persons	-0.5	-2.7	-3.2	-3.4	-3.3	-3.2
(2.2) Major transfers to other levels of government	0.0	0.6	1.0	1.3	1.0	0.9
(2.3) Proceeds from the pollution pricing framework returned	0.0	0.2	0.1	0.1	0.1	0.1
(2.4) Direct program expenses	0.1	0.5	0.7	0.7	1.1	1.2

(2) Total program expenses, excluding net actuarial losses	-0.4	-1.4	-1.4	-1.4	-1.1	-1.1
(3) Net actuarial losses (gains)	0.0	0.9	0.9	1.2	1.7	2.1
(4) Public debt charges	-1.3	-4.7	-5.3	-7.0	-8.3	-7.2

(5) Total economic and fiscal developments	-12.7	-21.8	-16.8	-15.9	-15.3	-12.8

[1]

A negative number implies a deterioration in the budgetary balance (lower revenues or higher spending). A positive number implies an improvement in the budgetary balance (higher revenues or lower spending).

[2]	Includes Employment Insurance premiums, Digital Services Tax and Underused Housing Tax in this table only for presentation purposes.

The reduction in economic activity in the downside scenario would lead to lower revenues in all years of the forecast horizon, driven by the following factors:

–

Lower expected income tax revenues, down by approximately $10 billion annually arising from weaker commodity prices and lower forecasted nominal GDP. This effect is led by lower corporate and personal income tax revenues, due to both lower projected corporate profits and personal incomes.

–	Reduced excise taxes and duties owing primarily to a projected reduction in consumption, particularly early in the forecast horizon.

–	Lower proceeds from the pollution pricing framework due to the impact of reduced economic activity on energy consumption, which will in turn result in lower proceeds returned, as described below.

–	Higher interest rates result in the short-term decrease in Bank of Canada net profits, which moderates in the outer years of the forecast.

The negative impact of reduced revenues under the downside scenario would be further worsened by higher projected program expenses primarily due to the higher outlook for CPI, to which some benefit programs are indexed. These higher expenses would be partially offset by lower transfers to other levels of government and direct program spending as described below:

–

Major transfers to persons would be expected to rise relative to the baseline projection as the higher unemployment rate and lower incomes in the downside scenario increase the use of income supports, particularly Employment Insurance benefits, and higher and more persistent CPI inflation also raises the cost of inflation-indexed programs such as elderly benefits and the Canada Child Benefit.

–

Major transfers to other levels of government, however, would be expected to be lower, as social transfers, including the Canada Health Transfer and Equalization, are indexed to nominal GDP, which is lower under this scenario.

–	A reduction in pollution pricing framework proceeds returned in line with the decrease in proceeds collected owing to the impact of reduced economic activity on energy consumption.

Details of Economic and Fiscal Projections            49

Direct program spending would also be expected to be lower under this scenario, largely reflecting lower employee pension and future benefit service charges as a result of higher interest rates.

Net actuarial losses would be projected to be lower as a result of higher projected long-term interest rates used to measure the present value of the obligations.

Public debt charges are the expense most affected under the downside scenario, rising by approximately $6.0 billion annually over the forecast horizon as sustained higher projected interest rates lead to higher interest payments on the government’s interest-bearing debt.

In total, the downside scenario could be expected to add about $16 billion on average to the deficit across the horizon, and the federal debt-to-GDP ratio would be 3.3 percentage points higher, at 40.6 per cent, by 2027-28 as shown in Charts A1.1 and A1.2 below.

Chart A1.1

**Budgetary Balance: FES 2022 Baseline and Downside Scenario**

billions of dollars
10
0
-10
-20
-30
-40
-50
-60
-70
-80
-90
-100
4.5
-3.4
-8.3
-14.5
-18.6
-36.4
-30.6
-25.4
-30.4
-49.1
-52.4
-42.3
-90.2
Downside Scenario
FES 2022
2021-22
2022-23
2023-24
2024-25
2025-26
2026-27
2027-28

Source: Department of Finance Canada calculations.

Chart A1.2

**Federal Debt-to-GDP Ratio: FES 2022 Baseline and Downside Scenario**

per cent of GDP
46
44
42
40
38
36
45.5
43.0
44.5
44.1
43.2
42.0
40.6
42.3
42.2
41.6
40.4
38.9
37.3
Downside Scenario
FES 2022
2021-22
2022-23
2023-24
2024-25
2025-26
2026-27
2027-28

Source: Department of Finance Canada calculations.

50            Annex 1

Summary Statement of Transactions

Table A1.5

Summary Statement of Transactions

billions of dollars

		Projection

	2021– 2022	2022– 2023	2023– 2024	2024– 2025	2025– 2026	2026– 2027	2027– 2028

Budgetary revenues	413.3	445.9	462.5	479.4	500.8	520.3	542.4

Program expenses, excluding net actuarial losses	468.8	437.8	443.8	457.6	469.1	479.0	491.9

Public debt charges	24.5	34.7	43.3	42.7	42.9	44.1	44.8

Total expenses, excluding net actuarial losses	493.3	472.5	487.1	500.3	512.0	523.1	536.7

Budgetary balance before net actuarial losses	-80.0	-26.6	-24.6	-20.9	-11.1	-2.7	5.7

Net actuarial losses	-10.2	-9.8	-6.0	-4.6	-3.3	-0.6	-1.2

Budgetary balance	-90.2	-36.4	-30.6	-25.4	-14.5	-3.4	4.5

Financial Position

Total liabilities	1,838.7	1,851.4	1,884.7	1,946.3	1,997.6	2,032.1	2,052.3

Financial assets	600.3	568.5	567.7	599.3	631.3	659.2	681.8

Net debt	1,238.4	1,282.9	1,317.0	1,347.0	1,366.3	1,372.9	1,370.5

Non-financial assets	103.9	105.6	109.1	113.6	118.5	121.7	123.9

Federal debt[1,2]	1,134.5	1,177.3	1,207.9	1,233.4	1,247.8	1,251.2	1,246.7

Per cent of GDP

Budgetary revenues	16.6	16.0	16.2	16.2	16.2	16.2	16.2

Program expenses, excluding net actuarial losses	18.8	15.7	15.5	15.4	15.2	14.9	14.7

Public debt charges	1.0	1.2	1.5	1.4	1.4	1.4	1.3

Budgetary balance	-3.6	-1.3	-1.1	-0.9	-0.5	-0.1	0.1

Federal debt	45.5	42.3	42.2	41.6	40.4	38.9	37.3

[1]

The opening financial position for 2022-23 has been adjusted from the closing position shown in the Public Accounts of Canada 2022 to reflect the impact of two new accounting standards for financial instruments and asset retirement obligations that came into effect in 2022-23. For further details regarding these adjustments, see Note 8 in The Fiscal Monitor – August 2022, available on the Department of Finance website.

[2]

The projected level of federal debt for 2022-23 includes an estimate of other comprehensive income of $0.7 billion for enterprise Crown corporations and other government business enterprises, and an estimate of $0.2 billion for net remeasurement gains on swap agreements and foreign exchange forward agreements.

Details of Economic and Fiscal Projections            51

Outlook for Budgetary Revenues

Table A1.6

The Revenue Outlook

billions of dollars

		Projection

	2021– 2022	2022– 2023	2023– 2024	2024– 2025	2025– 2026	2026– 2027	2027– 2028

Income tax revenues

Personal income tax	198.4	209.4	216.3	226.2	238.7	249.5	261.6

Corporate income tax	78.8	91.0	86.4	85.2	87.1	88.2	91.6

Non-resident income tax	10.8	13.8	13.7	12.9	13.0	13.4	14.3

Total	288.0	314.2	316.4	324.3	338.8	351.1	367.6

Excise tax and duty revenues

Goods and Services Tax	46.2	47.2	51.5	53.9	55.8	57.9	60.0

Customs import duties	5.2	6.4	6.6	6.8	7.0	7.3	7.6

Other excise taxes/duties	11.3	12.3	12.6	12.9	13.0	13.2	13.3

Total	62.7	65.8	70.6	73.5	75.9	78.4	80.9

Other taxes	0.0	0.2	0.9	0.9	1.0	1.0	1.0

Total tax revenues	350.7	380.1	387.9	398.8	415.7	430.6	449.5

Proceeds from the pollution pricing framework	6.3	7.8	9.8	11.8	13.4	15.0	16.3

Employment Insurance premium revenues	23.9	26.6	28.2	29.6	30.7	31.7	32.8

Other revenues

Enterprise Crown corporations	12.8	6.8	8.5	10.2	11.4	12.7	12.8

Other programs	18.7	23.4	25.9	26.4	26.7	27.3	27.8

Net foreign exchange	0.9	1.1	2.2	2.6	2.9	3.1	3.2

Total	32.4	31.4	36.6	39.2	41.1	43.0	43.8

Total budgetary revenues Per cent of GDP	413.3	445.9	462.5	479.4	500.8	520.3	542.4

Total tax revenues	14.1	13.6	13.6	13.4	13.4	13.4	13.4

Proceeds from the pollution pricing framework	0.3	0.3	0.3	0.4	0.4	0.5	0.5

Employment Insurance premium revenues	1.0	1.0	1.0	1.0	1.0	1.0	1.0

Other revenues	1.3	1.1	1.3	1.3	1.3	1.3	1.3

Total budgetary revenues	16.6	16.0	16.2	16.2	16.2	16.2	16.2

Note: Totals may not add due to rounding.

Table A1.6 above provides an overview of projected budgetary revenues by major component.

52            Annex 1

Income Tax Revenues

Personal income tax revenues—the largest component of budgetary revenues at 48 per cent in 2021-22—are projected to increase to $209.4 billion in 2022-23, or 5.6 per cent, based on revised estimates for household incomes, particularly labour income and higher levels of employment. For the remainder of the forecast horizon, personal income tax revenue growth will average 4.6 per cent, in line with projected nominal GDP growth.

Corporate income tax revenues are projected to increase by 15.4 per cent, to $91 billion in 2022-23, propelled by broad-based gains, particularly in the financial and natural resource sectors. Beyond this, corporate income tax revenues are expected to retreat by 5.1 per cent in 2023-24, due to the projected slowdown in economic growth in 2023 and then grow at an average rate of 1.5 per cent per year for the remainder of the forecast horizon.

Income taxes paid by non-residents on Canadian-sourced income, notably dividends and interest payments, are expected to grow to $13.8 billion in 2022-23, or 27.9 per cent, driven by higher corporate profits. Over the remainder of the forecast horizon, growth in non-resident income tax revenues is expected to average 0.7 per cent, consistent with the expected slowdown in corporate profit growth.

Excise Tax and Duty Revenues

Goods and Services Tax (GST) revenues are projected to grow 2.2 per cent to $47.2 billion in 2022-23, in line with retail sales and partially offset by the cost of the temporary GST credit increase. Over the remainder of the projection period, GST revenues are expected to grow on average by 4.9 per cent per year, reflecting the outlook for taxable consumption with expected growth in both consumer prices and consumption volumes.

Customs import duties are projected to increase 21.4 per cent in 2022-23 driven by the repeal of remission of duties on personal protective equipment and other medical goods, and the outlook for projected imports reflecting growth in both import prices and real imports. Over the remainder of the forecast horizon, growth averages 3.6 per cent driven by projected growth in imports.

Other excise taxes and duties are expected to increase to $12.3 billion in 2022-23, or 8.6 per cent, reflecting year-to-date data particularly for cannabis and the air travel security surcharge, before normalizing to trend growth of an average annual rate of 1.7 per cent over the remainder of the forecast period. This primarily reflects the outlook for the consumption of tobacco products and alcohol products.

Other taxes include revenues from the Underused Housing Tax announced in the 2021 Economic and Fiscal Update and the Digital Services Tax. Revenues from these taxes are projected to be $0.2 billion in 2022-23 and grow to $1.0 billion by 2027-28.

Proceeds From the Pollution Pricing Framework

Growth in the proceeds from the federal pollution pricing framework will be driven primarily by the increasing carbon price.2 Direct proceeds will continue to be fully returned in the provinces or territories where they are generated.

Employment Insurance Premium Revenues

Employment Insurance (EI) premium revenues are projected to grow at 11.7 per cent in 2022-23 due to continued strength in the labour market, with the unemployment rate expected to be near pre-pandemic rates. For the remainder of the forecast, EI premium revenues are projected to grow at an average of 4.2 per cent, reflecting steady earnings growth and increases in the premium rate according to the legislated premium-rate setting mechanism from $1.58 per $100 of insurable earnings in 2022 to $1.63 in 2023 and $1.66 in 2024 (see Box A1.1 for details of the outlook for the EI Operating Account). After an increase to $1.63, the EI premium rate will still be 10 cents lower than it was between 2008 and 2010, having reached its lowest levels in 2019, 2020, and 2021 ($1.58).

[2]

The carbon price trajectory reflects annual increases of $15/tonne, from $50/tonne, beginning in 2023-24, as set out in the Update to the Pan- Canadian Approach to Carbon Pollution Pricing 2023-2030, released in August 2021.

Details of Economic and Fiscal Projections            53

Box A1.1 Employment Insurance Operating Account
Employment Insurance Operating Account Projections

	2021-	2022-	2023-	2024-	2025-	2026-	2027-

	2022	2023	2024	2025	2026	2027	2028

EI premium revenues	23.9	26.6	28.2	29.6	30.7	31.7	32.8

EI benefits[1]	38.9	24.8	24.3	25.9	26.5	27.0	27.7

EI administration and other expenses[2]	2.6	2.6	2.1	2.0	2.0	2.0	2.0

	2021[3]	2022	2023	2024	2025	2026	2027	2028	2029	2030

EI Operating Account annual balance	-24.6	-0.8	2.2	2.2	2.5	3.3	3.6	4.0	4.2	4.4

EI Operating Account cumulative balance	-25.9	-26.7	-24.4	-22.2	-19.7	-16.4	-12.8	-8.8	-4.6	-0.1	[4]

Projected premium rate (per $100 of insurable earnings)	1.58	1.58	1.63	1.66	1.66	1.66	1.66	1.66	1.66	1.66

[1]

EI benefits include regular EI benefits, sickness, maternity, parental, compassionate care, fishing and work sharing benefits, and employment benefits and support measures. EI benefits exclude EI-Emergency Response Benefit costs in line with the government’s commitment to credit the EI Operating Account.

[2]	The remaining EI costs relate mainly to administration and are included in direct program expenses.
[3]	Values for 2021 are actual data. Values for 2022 and future years are a projection.
[4]

The EI Operating Account cumulative balance does not reach exactly zero at the end of the seven-year period as projected EI rates are rounded to the nearest whole cent per $100 of insurable earnings, in accordance with the Employment Insurance Act.

The Employment Insurance (EI) Operating Account operates within the Consolidated Revenue Fund. As such, EI-related revenues and expenses that are credited and charged to the Account, respectively, in accordance with the Employment Insurance Act, are consolidated with those of the government, and impact the budgetary balance. For consistency with the EI premium rate, which is set on a calendar-year basis with the objective of having the Account break even over time, the annual and cumulative balances of the Account are also presented on a calendar-year basis.

The EI Operating Account is expected to record a small annual deficit in 2022 and is then projected to record annual surpluses due to projected increases in the premium rate starting in 2023 to $1.63 and $1.66 in 2024. The increases reflect the practice of the break-even rate-setting mechanism that started with the setting of the 2017 premium rate.

Other Revenues

Other revenues consist of three broad components: net income from enterprise Crown corporations; other program revenues from returns on investments, proceeds from the sales of goods and services, and other miscellaneous revenues; and net foreign exchange revenues.

–

Enterprise Crown corporation revenues are projected to decline by $6.0 billion in 2022-23, largely reflecting Bank of Canada income losses. Beyond this, growth averages 13.4 per cent annually, as this impact recedes and the outlook of enterprise Crown corporations improves more broadly.

–

Other program revenues are affected by consolidated Crown corporation revenues, interest rates, inflation, and exchange rate movements (which affect the Canadian-dollar value of foreign-denominated assets). These revenues are projected to increase by an average of 17.6 per cent in 2022-23 and 2023-24 primarily due to an increase in interest and penalty revenue on tax debt as a result of higher interest rates, additional spectrum auction revenue, and the rebound in the sales of goods and services (e.g. fees for passports and visas, VIA Rail revenue). Over the remainder of the forecast horizon, other program revenues are projected to continue to grow by 1.8 per cent.

–

Net foreign exchange revenues, which consist mainly of returns on Canada’s official international reserves held in the Exchange Fund Account, are volatile and sensitive to fluctuations in foreign exchange rates and foreign interest rates. Assets in the Exchange Fund Account are mainly invested in debt securities of sovereigns and their agencies, and are held to aid in the control and protection of the external value of the Canadian dollar and to provide a source of liquidity for the government, if required. These revenues are projected to increase as a result of growth in reserves over the forecast horizon, as well as higher interest rates.

54            Annex 1

Outlook for Expenses

Table A1.7

The Expense Outlook

billions of dollars

		Projection
	2021–	2022–	2023–	2024–	2025–	2026–	2027–
	2022	2023	2024	2025	2026	2027	2028

Major transfers to persons

Elderly benefits	60.8	69.0	76.6	81.6	86.6	91.7	96.6

Employment Insurance benefits[1]	38.9	24.8	24.3	25.9	26.5	27.0	27.7

COVID-19 Income Support for Workers[2]	15.6	0.2	0.0	0.0	0.0	0.0	0.0

Canada Child Benefit[3]	26.2	24.9	26.3	27.7	28.7	29.4	30.1

Total	141.5	118.9	127.1	135.1	141.8	148.0	154.4

Major transfers to other levels of government

Canada Health Transfer	45.1	45.2	49.3	52.3	54.1	56.3	58.6

Canada Social Transfer	15.5	15.9	16.4	16.9	17.4	17.9	18.5

Equalization	20.9	21.9	23.9	25.4	26.3	27.3	28.4

Territorial Formula Financing	4.4	4.6	4.9	5.2	5.4	5.5	5.8

Canada Community-Building Fund	2.3	2.3	2.4	2.4	2.5	2.5	2.6

Home care and mental health	2.5	1.2	1.2	1.2	1.2	1.2	0.0

Canada-wide early learning and child care[4]	2.9	4.5	5.6	6.6	7.9	7.9	7.7

Other fiscal arrangements[5]	-5.3	-6.6	-7.0	-7.3	-7.7	-8.1	-8.4

Total	88.4	89.0	96.8	102.7	107.2	110.6	113.1

Proceeds from the pollution pricing framework returned	3.8	7.7	11.1	11.9	13.5	15.0	16.3

Direct program expenses

Canada Emergency Wage Subsidy	22.3	-0.1	0.0	0.0	0.0	0.0	0.0

Other transfer payments	88.5	96.0	86.7	85.8	84.8	83.0	83.5

Operating expenses[6]	124.3	126.2	122.1	122.1	121.8	122.2	124.5

Total	235.1	222.1	208.7	207.9	206.6	205.3	208.0

Total program expenses, excluding net actuarial losses	468.8	437.8	443.8	457.6	469.1	479.0	491.9

Public debt charges	24.5	34.7	43.3	42.7	42.9	44.1	44.8

Total expenses, excluding net actuarial losses	493.3	472.5	487.1	500.3	512.0	523.1	536.7

Net actuarial losses (gains)	10.2	9.8	6.0	4.6	3.3	0.6	1.2

Total expenses	503.5	482.3	493.1	504.8	515.3	523.7	537.9

Per cent of GDP

Major transfers to persons	5.7	4.3	4.4	4.6	4.6	4.6	4.6

Major transfers to other levels of government	3.5	3.2	3.4	3.5	3.5	3.4	3.4

Direct program expenses	9.4	8.0	7.3	7.0	6.7	6.4	6.2

Total program expenses, excluding net actuarial losses	18.8	15.7	15.5	15.4	15.2	14.9	14.7

Total expenses	20.2	17.3	17.2	17.0	16.7	16.3	16.1

Note:	Totals may not add due to rounding.

[1]

EI benefits include regular EI benefits, sickness, maternity, parental, compassionate care, fishing and work-sharing benefits, and employment benefits and support measures. Remaining EI costs relate mainly to administration and are part of operating expenses.

Details of Economic and Fiscal Projections            55

[2]	Includes the Canada Emergency Response Benefit, the Canada Recovery Benefit, the Canada Recovery Caregiving Benefit, the Canada Recovery Sickness Benefit, and the Canada Worker Lockdown Benefit.
[3]	Includes the Child Disability Benefit.
[4]

Canada-wide early learning and child care transfer payments to provinces and territories exclude funding for Indigenous early learning and child care, which are included in the other transfer payments line.

[5]

Other fiscal arrangements include the Quebec Abatement (offsetting amounts to reflect the reduction in federal tax collected for the Youth Allowances Recovery and Alternative Payments for Standing Programs); statutory subsidies; payments under the Canada-Nova Scotia Arrangement on Offshore Revenues; payments for the Transfer of Hibernia Net Profits Interest (NPI) and Incidental Net Profits Interest (INPI) Net Revenues to Newfoundland and Labrador; and potential Fiscal Stabilization payments.

[6]	This includes capital amortization expenses.

Table A1.7, above, provides an overview of the projection for program expenses by major component. As shown in the outlook, total program expenses as a share of GDP will continue to track downward, reflecting prudent and responsible fiscal management and a more normal trend in spending post-pandemic.

Program expenses consist of four main categories: major transfers to persons, major transfers to other levels of government, proceeds from the pollution pricing framework returned, and direct program expenses.

Major Transfers to Persons

Major transfers to persons consist of elderly benefits, Employment Insurance (EI) benefits, the COVID-19 income supports for workers, and the Canada Child Benefit.

Elderly benefits are projected to reach $69.0 billion in 2022-23, up 13.5 per cent. Over the forecast horizon, elderly benefits are forecast to grow by 7.0 per cent on average annually. Growth in elderly benefits is due to the increasing population of seniors and projected consumer price inflation, to which benefits are fully indexed, as well as the 10 per cent increase to Old Age Security payments for pensioners 75 and over on an ongoing basis as of July 2022, announced in Budget 2021.

EI benefits are projected to decrease to $24.8 billion in 2022-23, largely reflecting the expiry of temporary measures to facilitate access to EI, and a lower unemployment rate. EI benefits are expected to fall further to $24.3 billion by 2023-24 as a result of the projected improvement in the labour market and grow at an average of 3.3 per cent annually thereafter.

The government provided support to Canadians through the Canada Emergency Response Benefit, the Canada Recovery Benefit, the Canada Recovery Sickness Benefit, the Canada Recovery Caregiving Benefit, and the Canada Worker Lockdown Benefit. These temporary programs are now closed and expected to cost $0.2 billion in 2022-23.

Canada Child Benefit (CCB) payments are projected to decrease 4.9 per cent to $24.9 billion in 2022-23, largely reflecting the phasing out of the COVID-19 temporary supplement for families with young children. CCB payments are then expected to grow by 5.3 per cent in 2023-24 and 5.4 in 2024-25 due to higher consumer price inflation to which benefits are indexed, before moderating to an average 2.8 per cent growth over the remainder of the forecast.

Major Transfers to Other Levels of Government

Major transfers to other levels of government are expected to increase from $89.0 billion in 2022-23 to $113.1 billion in 2027-28 largely due to expected nominal GDP growth.

Total Canada Health Transfer support is projected to grow from $45.2 billion in 2022-23 to $58.6 billion in 2027-28, in line with a three-year moving average of nominal GDP growth, with funding guaranteed to increase by at least 3 per cent per year. In 2023-24, the Canada Health Transfer is forecast to provide $49.3 billion in support—an increase of 9.1 per cent over 2022-23. Thanks to Canada’s strong economic recovery, the Canada Health Transfer will provide provinces and territories with $18.1 billion more in funding over the next five years than what was expected prior to the pandemic in the 2019 Economic and Fiscal Update (Chart A1.3).

56            Annex 1

The Canada Social Transfer is legislated to grow at 3 per cent per year, from $15.9 billion in 2022-23 to $18.5 billion in 2027-28. Equalization is projected to increase from $21.9 billion in 2022-23 to $28.4 billion in 2027-28, in line with a three-year moving average of nominal GDP growth. Territorial Formula Financing is projected to increase from $4.6 billion in 2022-23 to $5.8 billion in 2027-28 mainly due to growth in provincial/local expenditures, which are major components of the formula. Canada Community-Building Fund payments will increase from $2.3 billion in 2022-23 to $2.6 billion in 2027-28 as they are indexed at 2 per cent per year, with increases applied in $100 million increments.

Home care and mental health transfers are stabilizing at $1.2 billion starting in 2022-23 for the remainder of the 10-year bilateral agreements between Canada and provinces and territories until 2026-27. Canada-wide early learning and child care transfer payments are expected to increase from $4.5 billion in 2022-23 to $7.7 billion in 2027-28, and include funding of $625 million over four years, beginning in 2023-24, to Employment and Social Development Canada for an Early Learning and Child Care Infrastructure Fund.

Other Fiscal Arrangements are projected to decrease from -$6.6 billion in 2022-23 to -$8.4 billion in 2027-28 primarily due to the Quebec Abatement. This reflects the increased value of tax points transferred to Quebec in the 1960s and 1970s, which resulted in a commensurate reduction in cash transfers to the province.

Proceeds From the Pollution Pricing Framework Returned

Proceeds from the pollution pricing framework returned represent the return of all direct proceeds from the federal fuel charge and Output Based Pricing System to the jurisdiction from which they were collected. Proceeds from the pollution pricing framework returned are expected to be $7.7 billion in 2022-23, increasing to $16.3 billion by 2027-28, reflecting a higher price on carbon pollution.

Direct Program Expenses

Direct program expenses consist of the Canada Emergency Wage Subsidy, other transfer payments administered by departments, and operating expenses.

Budget 2022 did not anticipate expenses from the Canada Emergency Wage Subsidy in 2022-23, but since Budget 2022 the Canada Revenue Agency has undertaken further assessments of previous returns. Anticipated repayments are expected to result in negative expenses of $0.1 billion.

Details of Economic and Fiscal Projections            57

Other transfer payments administered by departments are projected to increase to $96.0 billion in 2022-23 due in part to measures in the 2022 Fall Economic Statement, such as measures to help rebuild after Hurricane Fiona, financial and other aid for Ukraine, and affordability supports for housing. After 2022-23, other transfer payments are projected to decline to $83.0 billion in 2026-27 and then grow to $83.5 billion in 2027-28. The decline reflects the profile of 2022 Fall Economic Statement measures that extend partway into the horizon such as investments in the Youth Employment and Skills Strategy, and earlier measures such as the end of remaining COVID-19 related rent and wage supports including the Tourism and Hospitality Recovery Program and Local Lockdown Program.

Operating expenses reflect the cost of doing business for more than 100 government departments, agencies, and Crown corporations. Operating expenses are forecasted to reach $126.2 billion in 2022-23, including from accruals of contingent liabilities and spending related to the procurement of rapid testing kits. Operating expenses are projected to fall to $121.8 billion in 2025-26 before growing at a modest 1.1 per cent to $124.5 billion in 2027-28. Growth in operating expenses, owing to price and volume cost pressures, and wages, is tempered by a gradual decline in expenses such as the pandemic-related procurement of vaccines and personal protective equipment.

Net Actuarial Losses

Net actuarial losses, which represent changes in the measurement of the government’s obligations for pensions and other employee future benefits, are expected to gradually decline over the forecast horizon, from a projected loss of $9.8 billion in 2022-23 to $1.2 billion in 2027-28, reflecting higher expected interest rates used to measure the present value of the obligations.

Public Debt Charges

Public debt charges are expected to increase to $34.7 billion in 2022-23, due to the sharp rise in short-term interest rates and the impact of higher inflation on Real Return Bonds. Public debt charges fall slightly in 2024-25 as inflation and interest rates are forecasted to subside, before growing modestly with additional borrowing requirements in 2025-26 through 2027-28. As a share of GDP, public debt charges remain very low by historical standards—they are expected to rise to 1.5 per cent in 2023-24 before declining to 1.3 per cent by 2027-28. This is still near historic lows, and well below the peak of 6.5 per cent of GDP in the 1990s and 2.1 per cent in 2007-2008 before the financial crisis.

Long-Term Debt Projections

As with any projection that extends over several decades, the long-term debt-to-GDP ratio projections presented in the 2022 Fall Economic Statement are subject to a high degree of uncertainty and are sensitive to assumptions. They should not be viewed as predictions of the future, but instead as modelling scenarios based on a set of reasonable economic and demographic assumptions, assuming no future changes in policies.

Building on the 2022 Fall Economic Statement forecasts, the long-term fiscal projections continue to indicate that federal public finances are sustainable beyond the usual forecast horizon, as demonstrated by a continuously declining debt-to- GDP ratio over the whole projection horizon under both the baseline and downside scenarios (Chart A1.4). Even in the downside scenario, the projected debt-to-GDP ratio is also on a steeper downward track than projected in Budget 2022. This is despite adverse demographic trends, assumed modest future productivity growth rates, and projected increases in interest rates. As discussed in more detail below, this conclusion is also robust to some changes in individual long-term assumptions.

Keeping the federal debt-to-GDP ratio on a downward trend over the medium and longer term will help ensure that future generations are not burdened with debt and that fiscal room remains available to face future challenges and risks that are not accounted for in this projection. These include, among others, climate change, the transition to net-zero, recessions, new pandemics, and geopolitical risk.

58            Annex 1

To form the long-term economic projections, the medium-term (2022 to 2027) economic forecasts presented in the 2022 Fall Economic Statement are extended to 2055 using the long-term economic projection model of the Department of Finance Canada. In this model, annual real GDP growth depends on labour productivity growth (1 per cent per year), which is calibrated over its 1974-2019 historical average, and labour supply growth (average of 0.6 per cent per year), which is based on demographic projections produced by Statistics Canada and projections for the labour force participation rate and average hours worked using econometric models developed by the Department. Assuming a constant 2 per cent annual rate for GDP inflation, nominal GDP is projected to grow by an average of 3.6 per cent per year from 2028 to 2055 (Table A1.8).

Table A1.8

GDP Growth Projection, Baseline Scenario, Average Annual Growth Rates

per cent, unless otherwise indicated

	1970–2021	2022–2027	2028–2055

Real GDP growth	2.6	2.0	1.6

Contributions of (percentage points):

Labour supply growth	1.5	1.3	0.6

Working-age population	1.5	1.4	0.8

Labour force participation	0.2	-0.5	-0.2

Unemployment rate	-0.1	0.3	0.0

Average hours worked	-0.2	0.1	0.0

Labour productivity growth	1.1	0.7	1.0

Nominal GDP growth	6.8	5.1	3.6

Note: Contributions may not add up due to rounding.

Sources: Statistics Canada; Department of Finance Canada calculations.

Details of Economic and Fiscal Projections            59

The long-term federal debt projections are obtained through an accounting model in which each revenue and expense category is modelled as a function of its underlying demographic and economic variables, with the relationships defined by a mix of current government policies and assumptions. The key assumptions underlying fiscal projections from 2028-29 through 2055-56 are the following:

–	All tax revenues as well as direct program expenses grow broadly with nominal GDP.

–

The Canada Health Transfer, Canada Social Transfer, and Equalization grow with their respective legislated escalators. The remaining federal transfers to other levels of government, depending on the transfer, grow with nominal GDP, the targeted populations and inflation, or current legislation.

–

The Old Age Security program and children’s benefits grow with the targeted populations and inflation. Employment Insurance (EI) benefits grow in line with the number of beneficiaries and the growth in average weekly earnings. The EI premium rate grows according to current program parameters.

–	The effective interest rate on interest-bearing federal debt is assumed, under the baseline scenario, to gradually increase from about 2.6 per cent in 2027–28 to 3.5 per cent by 2055-56.

Sensitivity analysis shows that the long-term fiscal projections are robust to some changes to key assumptions (Tables A1.9 and A1.10).

Table A1.9

Description of Alternative Assumptions1

alternative assumption less baseline

	Baseline[2]	High	Low

Demographic:

Fertility rate (average births per woman)	1.6 births	+0.5 births	-0.5 births

Immigration (per cent of population)	0.9	+0.25 p.p.	-0.25 p.p.

Life expectancy at 65	23.2 years	+3 years	-3 years

Economic:

Total labour force participation rate (per cent)	61.2	+2.0 p.p.	-2.0 p.p.

Average weekly hours worked (hours)	33.2	+1.0 hour	-1.0 hour

Unemployment rate (per cent)	5.7	+1.0 p.p.	-1.0 p.p.

Labour productivity (per cent)	1.0	+0.25 p.p.	-0.25 p.p.

Interest rates (per cent)	3.2	+1.0 p.p.	-1.0 p.p.

Note: p.p. = percentage point.

[1]	These alternative assumptions are applied starting in 2028 except for changes in life expectancy, which are gradually applied over the projection horizon.
[2]	Baseline shown as the average over the period 2028 to 2055.

Table A1.10

Budgetary Balance and Debt in 2055–56 Under Alternative Assumptions

Per cent of GDP

	Baseline		High		Low
	Budgetary Balance	Debt	Budgetary Balance	Debt	Budgetary Balance	Debt

Demographic:

Fertility rate	1.6	-1.8	1.4	2.1	1.8	-5.9

Immigration	1.6	-1.8	2.0	-6.5	1.2	3.7

Life expectancy at 65	1.6	-1.8	1.6	-1.4	1.9	-4.7

Economic:

Total labour force participation rate	1.6	-1.8	1.9	-6.4	1.3	3.2

Average weekly hours worked	1.6	-1.8	1.9	-6.0	1.4	2.7

Unemployment rate	1.6	-1.8	1.5	-0.3	1.7	-3.3

Labour productivity	1.6	-1.8	2.1	-7.1	1.2	3.9

Interest rates	1.6	-1.8	1.4	3.3	1.7	-5.7

60            Annex 1

Supplementary Information

Policy Actions Taken Since Budget 2022

Since 2016, the government has provided a transparent overview of all policy actions taken between budgets and updates. These measures, listed in Table A1.11, ensure that Canadians are continually well served by the programs they rely on and that government operations carry on as usual.

Table A1.11

Policy Actions Since Budget 2022

millions of dollars

	Dept.	2022– 2023	2023– 2024	2024– 2025	2025– 2026	2026– 2027	2027– 2028

Government Operations, Fairness and Openness

Supporting Core CER Activities	CER	4	10	9	8	8	8

Less: Costs to be Recovered		-4	-10	-9	-8	-8	-8

Alternative Worksites for Government of Canada Employees	PSPC	5	6	7	0	0	0

Less: Funds Sourced from Existing Departmental Resources		-5	-6	-7	0	0	0

Government of Canada Human Resources Management	TBS	0	13	13	14	14	14

Implementing Amendments to the Public Service Employment Act	PSC	2	1	0	0	0	0

Strengthening the Public Service Pay System	PSPC	10	0	0	0	0	0

Increasing Bilingual Capacity in the Public Service	TBS	1	1	0	0	0	0

Modern and Reliable Government of Canada Information Technology Infrastructure and Services	TBS	51	0	0	0	0	0

Strengthening Legislative Services	JUS	4	10	13	13	13	13

Improving Responses to Offender Grievances	CSC	1	1	1	1	1	1

Investing in Access to Information Services	LAC	33	33	8	8	8	8

Processing Additional Requests Under the Privacy Act	IRCC, CBSA, OPC	21	0	0	0	0	0

CBSA National Guard Contracts	CBSA	37	47	47	49	49	50

Less: Funds Sourced from Existing Departmental Resources		-21	-26	-26	-26	-26	-26

Supporting Aviation Security	TC, RCMP	27	32	5	8	7	7

Supporting RCMP Disability Insurance Plan and Supplemental Health Benefits	TBS, RCMP	577	135	156	182	206	206

Less: Funds Previously Provisioned in the Fiscal Framework		-547	-85	-95	-110	-121	-121

Less: Projected Revenues		-1	-5	-9	-13	-18	-18

Supporting the Public Order Emergency Commission[1]	PCO	20	5	0	0	0	0

Ensuring the Safety of Air Travel	CATSA	330	0	0	0	0	0

Temporary Lodgings for Asylum Seekers in Need of Shelter	IRCC	135	0	0	0	0	0

Supporting Old Age Security and Employment Insurance Operations	ESDC	78	106	120	122	92	18

Less: Funds From CPP Account		-8	-8	-9	-9	-6	-1

Enhancements to the Security, Corporate Services and Information Technology .Systems of the Supreme Court	SCC	5	6	6	6	7	7

Expanding National Court Facilities	CAS	2	4	10	16	20	37

Less: Funds Previously Provisioned in the Fiscal Framework		0	0	0	-1	-1	-1

Details of Economic and Fiscal Projections            61

	Dept.	2022– 2023	2023– 2024	2024– 2025	2025– 2026	2026– 2027	2027– 2028

Funding for CFIA to Meet Post-Pandemic Operational Requirements	CFIA	19	24	19	0	0	0

Regulating Animal Imports	CFIA	3	5	6	6	0	0

Government Postage and Banking Costs	PSPC	9	20	18	18	18	18

Labour Markets, Health, Safety and Culture

CSC Network and Facilities Upgrades	CSC	13	14	18	24	33	40

Less: Funds Sourced from Existing Departmental Resources		0	0	0	-1	-1	-2

Independent Review Body for the RCMP and CBSA[1]	CRCC,	18	17	19	19	19	19

Less: Funds Previously Provisioned in the Fiscal Framework	CBSA	-6	-7	-7	-7	-7	-7

Support for the CRCC	CRCC	7	5	5	5	5	5

Support to Rebuild the Village of Lytton[1]	INFC, PacifiCan	10	26	19	19	3	0

Less: Funds Sourced from Existing Departmental Resources		-3	-25	-19	-19	-3	0

Enhancing Emergency Management Capacity to Prepare for and Respond to Natural Disasters	PS	7	7	7	7	7	7

Renewing Programs to Support Canada’s Public Safety and Supporting the Parole Board	PS, PBC	33	16	16	16	16	14

Less: Projected Revenues		-1	-1	-1	-1	-1	-1

Combatting Firearms Crime[1]	PS, RCMP	17	23	22	18	18	14

Less: Funds Previously Provisioned in the Fiscal Framework		-22	-20	-20	-17	-13	-13

Food Security in the North	CIRNAC	20	0	0	0	0	0

COVID-19 Border Testing Operations (reallocation of funding from 2021-22)	PHAC	400	0	0	0	0	0

COVID-19 Procurement	PSPC	6	0	0	0	0	0

Drug and Medical Device Regulation	HC	17	0	0	0	0	0

Front-of-Package Labelling Requirements	CFIA	1	1	1	2	1	1

Regulating Cannabis	HC, PHAC,	164	167	165	0	0	0

Less: Costs to be Recovered	RCMP, PS,	-85	-93	-100	0	0	0

Less: Funds Sourced from Existing Departmental Resources	CBSA	-2	-2	-2	0	0	0

Responding to Monkeypox Outbreaks in Canada	PHAC, CIHR	113	309	0	0	0	0

Strengthening Nuclear Emergency Preparedness	HC	3	3	3	3	3	3

Commemorating the Achievements and Sacrifices of Canadian Veterans[1]	VAC	3	5	11	2	2	0

Improving Service Delivery at the Veterans Review and Appeal Board	VRAB	4	5	0	0	0	0

Maintaining the Memorial Grant Program for First Responders	PS	43	35	35	0	0	0

Modernizing RCMP Networks	RCMP	6	15	19	22	27	26

Renewing the Digital Citizen Initiative	PCH	4	13	13	1	0	0

Implementing 10 Days of Paid Sick Leave in Federally Regulated Sectors	ESDC	4	3	2	0	0	0

Support Operational Requirements and Offset Revenue Losses Related to the Ongoing Impact of the COVID-19 Pandemic for:

National Museums and the National Battlefields Commission[2]	—	31	4	4	0	0	0

CBC/Radio-Canada	CBC	21	21	0	0	0	0

62            Annex 1

	Dept.	2022– 2023	2023– 2024	2024– 2025	2025– 2026	2026– 2027	2027– 2028

National Arts Centre	PCH	16	0	0	0	0	0

National Film Board	PCH	5	0	0	0	0	0

Donation to the Queen Elizabeth II Scholars Program[1]	PCH	20	0	0	0	0	0

Supporting Adult Basic Education in the North	CanNor	5	0	0	0	0	0

Afterschool Supports and Addressing Barriers to Education	ESDC	0	38	20	0	0	0

Less: Funds Sourced from Existing Departmental Resources		0	-10	0	0	0	0

Equity, Diversity and Inclusion in Sport[1]	PCH	5	10	10	0	0	0

Supporting the Canadian Race Relations Foundation	CRRF	0	9	9	0	0	0

Growth, Innovation, and Infrastructure

Further Support to Improve Access to Broadband Internet	ISED	0	81	215	113	66	0

Extending Support for Regulatory Modernization[1]	TBS	1	6	5	0	0	0

Funding to Support Regional Economic Development

Programming and Mandates:

FedNor Operations	FedNor	5	6	6	6	6	6

FedDev Operations	FedDev	1	1	1	0	0	0

Northern Ontario Development Program	FedNor	5	5	0	0	0	0

Support for Western Canada	PacifiCan, PrairiesCan	19	0	0	0	0	0

Further Support for the Wine Sector[1]	AAFC	83	83	0	0	0	0

Less: Funds Previously Provisioned in the Fiscal Framework		-50	-51	0	0	0	0

Innovative Solutions Canada Program Renewal	ISED	8	121	121	121	121	121

Less: Funds Sourced from Existing Departmental Resources		0	-114	-114	-114	-114	-114

Extending NRCC Pandemic Technology Programs (reallocation of funding from 2021-22)	NRCC	31	28	0	0	0	0

Interest Relief for Agriculture Producers[1]	AAFC	30	35	0	0	0	0

Investing in VIA Rail Trains and Infrastructure	TC	0	2	8	14	14	14

Protecting Heritage Assets and Supporting Interprovincial Transit in the National Capital Region	NCC	6	8	10	12	16	17

Reallocation of funding from 2020-21		1	2	2	1	0	0

Support for Marine Atlantic Inc. [1]	TC	216	247	239	25	25	25

Less: Funds Previously Provisioned in the Fiscal Framework		-25	-48	-41	-21	-21	-21

Less: Projected Revenues		-113	-111	-114	0	0	0

Support for the Federal Bridge Corporation Limited[1]	TC	1	2	1	1	1	1

Supporting Advanced Vehicle and Air Transportation Technology	TC	31	0	0	0	0	0

Less: Funds Sourced from Existing Departmental Resources		-1	0	0	0	0	0

Supporting Digital Skills, Literacy and Connectivity[1]	ISED	3	13	8	0	0	0

Enhancing African Swine Fever Prevention and Preparedness	AAFC	18	21	7	0	0	0

Less: Funds Sourced from Existing Departmental Resources		-4	0	0	0	0	0

Maintaining Canada’s Regional and Remote Airports	TC	0	0	0	4	8	8

Rebuilding the Fishers’ Wharf at the Port of Cap-aux-Meules[1]	TC	0	0	0	2	2	2

Funding for the Atmospheric Science Mission[1]	CSA	0	17	2	2	2	2

Renewing Funding for the Business and Higher Education Roundtable[1]	ISED	6	6	6	0	0	0

Details of Economic and Fiscal Projections            63

	Dept.	2022– 2023	2023– 2024	2024– 2025	2025– 2026	2026– 2027	2027– 2028

Clean Growth and Protecting Canada’s Environment

Canadian Climate Institute		5	6	6	6	6	6

Less: Funds Sourced from Existing Departmental Resources	ECCC	-5	-3	0	0	0	0

Climate Communications, Public Education and Advertising	ECCC	8	10	0	0	0	0

Energy Innovation Program	NRCan	17	62	63	63	63	63

Expansion of the Aquatic Invasive Species Program	DFO	2	7	9	9	10	0

High Performance Computing Capacity for Hydro- Meteorological Services	ECCC, SSC	3	13	25	60	60	51

Nuclear Environmental Remediation	AECL	3	3	3	3	0	0

Administration of Carbon Pollution Pricing and Clean Fuel Regulations	ECCC	27	36	35	34	34	33

Spruce Budworm Early Intervention Strategy - Phase 3	NRCan	13	15	18	16	0	0

Less: Funds Sourced from Existing Departmental Resources		-1	-1	-1	-1	0	0

Supporting Canada’s Fisheries Monitoring	DFO	4	6	6	6	6	5

Supporting Capital Assets in Canada’s National Parks, Conservation Areas, and Historic Sites	PCA	17	78	48	15	15	16

NRCan’s Climate Change Adaptation Program	NRCan	5	9	9	9	9	0

Support for the Pacific Environment Centre	ECCC	19	19	19	19	19	19

Less: Funds Sourced from Existing Departmental Resources		-14	-14	-14	-14	-14	-14

Hosting Part 2 of the 15th Meeting of the Conference of the Parties (COP15) to the United Nations Convention on Biological Diversity	ECCC	47	0	0	0	0	0

Less: Funds Sourced from Existing Departmental Resources		-10	0	0	0	0	0

Advancing Reconciliation with Indigenous Peoples

On-Reserve Income Assistance	ISC	30	309	0	0	0	0

Family Violence Prevention Program	ISC	19	19	6	6	6	6

Sports Programming for Indigenous Youth	PCH	4	4	4	4	4	0

Indigenous Youth – Program Renewal and Establishing a National Network	CIRNAC	6	6	0	0	0	0

Urban Programming for Indigenous Peoples	ISC	34	34	34	0	0	0

Enhancements to the First Nations Fiscal Management Act	CIRNAC, ISC	17	20	17	11	11	0

First Nations Emergency Management	ISC, CIRNAC	117	117	117	0	0	0

Improving Indian Act Registration Services	ISC	4	11	0	0	0	0

Improving Long-Term and Continuing Care in Indigenous Communities	ISC	58	62	63	0	0	0

Indigenous Community Corrections Initiative	PS	1	8	15	15	15	15

Papal Visit to Canada – Supporting Indigenous Participation	ISC, CIRNAC	48	0	0	0	0	0

Strengthening Governance and Advancing the New Fiscal Relationship with First Nations	ISC	45	45	0	0	0	0

Supporting Internal Services at CIRNA	CIRNAC	20	21	22	23	23	23

Supporting Recognition of Indigenous Rights and Self- Determination Discussions[1]	CIRNAC	50	50	0	0	0	0

64            Annex 1

	Dept.	2022– 2023	2023– 2024	2024– 2025	2025– 2026	2026– 2027	2027– 2028

An Act respecting First Nations, Inuit and Métis Children, Youth and Families[3]	ISC	273	431	233	206	218	230

First Nations Child and Family Services and Jordan’s Principle[4]	ISC	90	144	147	147	147	1,026

Less: Year-Over-Year Reallocation of Funding		-701	0	0	0	0	0

Specific Claims Settlement Fund Replenishment and Co-development	CIRNAC	5,890	1	0	0	0	0

Less: Funds Previously Provisioned in the Fiscal Framework		-5,890	0	0	0	0	0

Recruitment and Retention of Health Professionals On Reserve	ISC	18	38	54	70	70	0

Further Supports for Indigenous Priorities Regarding Major Projects	NRCan, DFO, TC, ECCC	9	5	18	0	0	0

Indigenous Childhood Claims	CIRNAC	43	28	3	0	0	0

Tax and Financial Sector Policy

Funding for Administration of Tax and Other Measures[1,5]	CRA	196	149	120	94	97	92

Maintaining Excise Duty Relief for Cider and Mead	FIN	11	16	16	16	16	16

Trade, International Relations and Security

Addressing Irregular Migration in the Americas	IRCC, GAC	18	22	25	25	25	16

Continental Defence and NORAD Modernization[1]	DND	14	159	325	509	783	1,187

Less: Funds Previously Provisioned in the Fiscal Framework		-14	-136	-527	-870	-1,238	-192

Interim Auxiliary Oiler Replenishment Vessel Contract Extension[1]	DND	13	88	86	0	0	0

Maintaining Service Levels of the Controlled Goods Program	PSPC	4	4	4	4	4	4

Protecting Democratic Institutions from Cyber Threats	CSE	1	1	1	1	1	1

Reinforcing Government of Canada Cyber Security	SSC, TBS	13	85	78	67	82	79

Renewal of Operation PRESENCE	DND	25	0	0	0	0	0

Renewing the Creative Export Strategy	PCH	0	19	19	19	0	0

Full and Fair Compensation for Supply Managed Sectors[6]	AAFC	1,200	145	145	145	45	42

Less: Funds Previously Provisioned in the Fiscal Framework		0	0	0	0	0	-13

Sanctions Administration[1]	GAC,	5	17	16	17	16	10

Less: Funds Sourced from Existing Departmental Resources	RCMP, FIN	-1	-1	-1	-1	-1	-1

Seventh Replenishment for Global Fund[1]	GAC	0	61	61	61	61	61

Less: Funds Sourced from Existing Departmental Resources		0	-61	-61	-61	-61	-61

Providing Safe Haven to Ukrainians (including charter flights, accommodations, and financial assistance) [1]	IRCC, CBSA, PHAC, GAC,	623	66	6	2	2	2

Less: Funds Previously Provisioned in the Fiscal Framework	IRB	-365	0	0	0	0	0

Stand Up for Ukraine Humanitarian Support[1]	GAC	100	0	0	0	0	0

Less: Funds Sourced from Existing Departmental Resources		-100	0	0	0	0	0

Global Food Security and Additional Support for Ukraine[1]	GAC	402	0	0	0	0	0

Supporting Canada’s Consular Program	GAC	44	54	56	56	55	55

Less: Funds Sourced from Existing Departmental Resources		-37	-37	-37	-37	-37	-37

Eastern Europe Diplomatic Capacity[1]	GAC	8	13	13	13	13	13

Less: Costs to be Recovered		0	-1	-1	-1	-1	-1

Details of Economic and Fiscal Projections            65

	Dept.	2022– 2023	2023– 2024	2024– 2025	2025– 2026	2026– 2027	2027– 2028

Ukraine Goods Remission Order[1]	FIN	2	0	0	0	0	0

Repeal of the Certain Goods Remission Order (COVID-19)	FIN	36	0	0	0	0	0

Delayed Implementation of Improving Duty and Tax Collection on Imported Goods to September 1, 2023	CBSA	150	63	0	0	0	0

(Net) Fiscal Impact of Non-Announced Measures[7]		2,669	738	672	506	701	391

Net Fiscal Impact – Total Policy Actions Taken Since Budget 2022		7,279	4,325	2,870	1,816	1,765	3,530

Note: Totals may not add due to rounding

[1]	Measure previously released in 2022-23 Supplementary Estimates A or previously announced.
[2]

This includes funding for the Canadian Museum for Human Rights, the Canadian Museum of History, the Canadian Museum of Immigration, the Canadian Museum of Nature, the National Museum of Science and Technology, the National Gallery of Canada, and the National Battlefields Commission.

[3]	Funding will support Canada’s continued efforts to work with Indigenous communities to implement An Act respecting First Nations, Inuit and Métis children, youth and families.
[4]

Funding for First Nations Child and Family Services and Jordan’s Principle. Building on the $40 billion provisioned in Economic and Fiscal Update 2021, the Agreements in Principle announced in January 2022, and $4 billion announced for Jordan’s Principle in Budget 2022, this includes funding to maintain and strengthen existing services in the short term, as well as support negotiations toward a final settlement agreement to ensure long-term reform of these programs.

[5]

Funding for the CRA to administer the First Home Savings Account, changes to international tax rules in accordance with OECD Pillars One and Two, new rules regarding the exchange of information on digital economy platform sellers, the Canada Recovery Hiring Program, the enhanced Canada Workers Benefit, the Multigenerational Home Renovation Tax Credit, the new Luxury Tax, the cannabis excise duty framework and the federal carbon pollution fuel pricing charge. Additionally, funding was approved for information technology systems changes in order for the CRA to implement legislative changes.

[6]

The government is providing $1.7 billion for full and fair compensation for the supply managed sectors related to concessions granted under the new North American Free Trade Agreement. Further details about the compensation will be made available in the coming weeks.

[7]

The net fiscal impact of measures that are not announced is presented at the aggregate level, and would include provisions for anticipated Cabinet decisions not yet made and funding decisions related to national security, commercial sensitivity, contract negotiations and litigation issues.

66            Annex 1

Legend:

AAFC	Agriculture and Agri-Food Canada
ACOA	Atlantic Canada Opportunities Agency
AECL	Atomic Energy of Canada Ltd
CBSA	Canada Border Services Agency
CER	Canada Energy Regulator
CMHC	Canada Mortgage and Housing Corporation
CRRF	Canada Race Relations Foundation
CRA	Canada Revenue Agency
CATSA	Canadian Air Transport Security Authority
CBC	Canadian Broadcasting Corporation
CCG	Canadian Coast Guard
CFIA	Canadian Food Inspection Agency
PCH	Canadian Heritage
CIHR	Canadian Institutes of Health Research
CSA	Canadian Space Agency
CRCC	Civilian Review and Complaints Commission for the RCMP
CSE	Communications Security Establishment Canada
CSC	Correctional Service of Canada
CAS	Courts Administration Service
CIRNAC	Crown-Indigenous Relationship and Northern Affairs Canada
ESDC	Employment and Social Development Canada
ECCC	Environment and Climate Change Canada
FedNor	Federal Economic Development Agency for Northern Ontario
FedDev	Federal Economic Development Agency for Southern Ontario
DFO	Fisheries and Oceans Canada
DND	National Defence
FIN	Department of Finance Canada
GAC	Global Affairs Canada
HC	Health Canada

IRB	Immigration and Refugee Board of Canada
IRCC	Immigration, Refugees and Citizenship Canada
ISC	Indigenous Services Canada
INFC	Infrastructure Canada
ISED	Innovation, Science and Economic Development Canada
JUS	Justice Canada
LAC	Library and Archives Canada
NCC	National Capital Commission
NRCC	National Research Council Canada
NRCan	Natural Resources Canada
OPC	Office of the Privacy Commissioner
SCC	Office of the Registrar of the Supreme Court of Canada
OECD	Organization for Economic Co-operation and
Development
PacifiCan	Pacific Economic Development Canada
PCA	Parks Canada Agency
PBC	Parole Board of Canada
PCO	Privy Council Office
PHAC	Public Health Agency of Canada
PS	Public Safety Canada
PSC	Public Service Commission
PSPC	Public Services and Procurement Canada
Prairies	Prairies Economic Development Canada
Can
RCMP	Royal Canadian Mounted Police
SCC	Supreme Court of Canada
SSC	Shared Services Canada
TC	Transport Canada
TBS	Treasury Board of Canada Secretariat
VAC	Veterans Affairs Canada
VRAB	Veterans Review and Appeal Board

Details of Economic and Fiscal Projections            67

Annex 2

Update on the 2022-23 Debt Management Strategy

Introduction

As part of Budget 2022, the government released the 2022-23 Debt Management Strategy, which set out the government’s objectives, strategy, and borrowing plans for its domestic debt program and the management of its official international reserves.

Highlights from the Consultations

In September and October 2022, the Department of Finance and the Bank of Canada held over 25 bilateral meetings with, and received written comments from, market participants. These consultations, which are an integral part of the debt management process, sought views on issues related to the design and operation of the Government of Canada’s domestic debt program.

Overall, market participants said the Canadian debt market continues to function relatively well in a global environment of increasing interest rates and significantly higher volatility. There is generally good demand for almost all Government of Canada debt issuance sectors with the exception on the 3-year bonds and Real Return Bonds where demand and liquidity have been relatively weaker. Furthermore, participants agreed that Canada should, over time, consider a broader sustainable bond framework that could include social and transition bonds, as well as green bonds.

A detailed summary of the fall 2022 consultations can be found on the Bank of Canada’s website.

Adjustments to the 2022-23 Borrowing Plan

As presented in the fiscal projections section, the fiscal outlook for 2022-23 has improved since Budget 2022. The projected deficit for 2022-23 has improved by $16 billion relative to the spring estimate. Additionally, the deficit for 2021-22 has been revised down by more than $23 billion since Budget 2022.

Reflecting this improved fiscal position, the level of bond issuance for 2022-23 has been reduced by $21 billion and the year-end treasury bills stock has been reduced by $21 billion from what was outlined in the 2022-23 Debt Management Strategy. This continues the decline in issuance from the 2020-21 peak, brought on by COVID-19, to more normal levels (see Chart A2.1).

In June 2022, the government announced its decision to cancel the issuance of its ultra-long bond maturing in December 2064. This decision reflects Canada’s declining borrowing needs generally. The government will communicate any further intentions on ultra-long bond issuances should the situation warrant. The updated projection for gross issuance of bonds and treasury bills is set out in Table A2.1.

Real Return Bond Program

The government has decided to cease issuance of Real Return Bonds (RRBs) effective immediately. This decision reflects low demand for this product and will allow the government to promote liquidity by consolidating funding within our core funding sectors.

Update on the 2022-23 Debt Management Strategy            69

Table A2.1

Projected Gross Issuance of Bonds and Bills for 2022-23

billions of dollars

	2021-22	2022-23		2022-23		Change
	Actual[1]	Budget 2022		Update		from Budget 2022
Treasury bills	187	213		192		-21
2-year	67	74		68		-6
3-year	29	24		20		-4
5-year	40	34		31		-3
10-year	79	54		52		-2
30-year	30	16		14		-2
Real Return Bonds (RRB)	1	1		1		—
Ultra-long	4	4		—		-4
Green bonds	5	5	[2]	5	[2]	—
Total bonds	255	212		191		-21
Total gross issuance	442	425		383		-42

Sources: Bank of Canada; Department of Finance Canada calculations.

Note: Numbers may not add due to rounding

[1]	Includes a 10-year auction conducted in March 2022 with a settlement date in the 2022-23 fiscal year.
[2]	Placeholder for green bonds. Issuance decision subject to factors such as availability of eligible expenditures and market conditions.

The reductions to this year’s bond program relative to the Budget 2022 plan have been implemented in a balanced way to support market well-functioning across all sectors. These reductions will also result in decreased benchmark sizes relative to the Budget 2022 plan (Table A2.2).

70            Annex 2

Table A2.2

Maturity Date Patterns and Benchmark Size Ranges1

$ Billions

	Feb.	Mar.	Apr.	May	June	Aug.	Sept.	Oct.	Nov.	Dec.
2-year	14-18			14-18		14-18			14-18
3-year			8-12					8-12
5-year		14-18					14-18
10-year					18-24					18-24
30-year2										25-40
Real Return Bonds[2,3]										8-12

Source: Department of Finance Canada calculations.

Note:	These amounts do not include coupon payments.
[1]	Actual annual issuance may differ.
[2]	The 30-year nominal bond and Real Return Bond do not mature each year or in the same year as each other.
[3]	Benchmark size range includes estimate for inflation adjustment, while planned annual issuance does not.

Ukraine Sovereignty Bond

On October 28, 2022, the Government of Canada announced its intention to issue a $500 million Ukraine Sovereignty Bond, giving Canadians an opportunity to provide financial assistance to the Government of Ukraine. Equivalent proceeds from this bond issuance will be channeled into a loan, via the IMF Administered Account, to support the government and people of Ukraine. The government is currently in discussions with financial institutions to make this bond easily available to Canadians through their traditional investment channels.

Green Bond Program

In March 2022, the Government of Canada published its Green Bond Framework. This was followed by the government’s inaugural green bond issuance of $5 billion, which was the largest Canadian dollar green bond offering to date and saw strong demand from green and socially minded investors. Canada’s green bond program will help support the growth of the sustainable finance market in Canada and highlight Canada’s investments in climate action and environmental initiatives.

Consistent with Canada’s green bond framework, the government plans to release the allocation report for its inaugural green bond before the end of 2022-23 and the first impact report will follow. Additionally, another green bond issuance is planned before the end of 2022-23. Future decisions on size, tenor, and timing of the next green bond issuance will take into consideration views from market participants and the availability of eligible green expenditures.

The Government of Canada will also explore the development of a sustainable bond framework, which would allow the government to issue, for example, social or transition bonds, in addition to green bonds. This would reflect the government’s support for a broad set of environmental and social policies and further support the development of the Canadian sustainable finance market.

Global Bond Issuance

Canada issues foreign currency bonds solely for the purpose of bolstering its liquid foreign currency reserves.

In April 2022, Canada issued a 3-year, US$3.5 billion global bond. This global bond issuance was well received by markets as it attracted more than double its allocation, priced tighter than peer issuers, and broadened the investor base to include more high-quality international and domestic investors. It was also a valuable way to further diversify funding sources for Canada’s foreign reserves.

Update on the 2022-23 Debt Management Strategy            71

Annex 3

Legislative Measures

This annex includes a number of measures (other than tax-related measures) that would be implemented through legislation.

Subject of the Measure	Proposed Legislative Action
Permanently eliminating interest on student loans	In FES 2022, the government proposes to amend the Canada Student Financial Assistance Act, the Canada Student Loans Act and the Apprentice Loans Act to make new loans and outstanding loan balances interest-free.

Lunar Gateway	In FES 2022, the government proposes to introduce legislative amendments which build on those first proposed in Budget 2022 to enable Canada’ s participation in the Lunar Gateway. This includes proposed amendments to the Government Employees Compensation Act to support ratification of the Canada- U.S. Lunar Gateway Agreement and fulfillment of Canada’s legal commitments under the Agreement.

Canada Growth Fund	In FES 2022, the government proposes to introduce legislation to enable the Minister of Finance to requisition amounts from the Consolidated Revenue Fund in order to capitalize the Canada Growth Fund, a new government investment fund that will catalyze private-sector investment to meet Canada’s climate and economic objectives.

Bretton Woods and Related Agreements Act	In FES 2022, the government proposes amendments to the Bretton Woods and Related Agreements Act to adjust the limit on the amount of financial assistance that can be provided to foreign states under this Act.

First Nations Land Management Act	In FES 2022, the government proposes to replace the First Nations Land Management Act with the Framework Agreement on First Nation Land Management Act, concise legislation that will give force of law to the Framework Agreement on First Nation Land Management and make consequential amendments to other Acts to reflect this change.

Legislative Measures            73

Tax Measures:

Supplementary Information

Table of Contents

Overview	77

Personal Income Tax Measures	79

Extension of the Residential Property Flipping Rule to Assignment Sales	79

Automatic Advance for the Canada Workers Benefit	79

Business Income Tax Measure	80

Investment Tax Credit for Clean Technologies	80

Application and Phase-Out	81

Labour Conditions	81

Strategic Environmental Assessment Statement	81

Previously Announced Measures	81

Supplementary Information            75

76            Tax Measures

Overview

This annex provides detailed information on tax measures proposed in the 2022 Fall Economic Statement.

Table 1 lists these measures and provides estimates of their fiscal impact.

Supplementary Information            77

Table 1

Revenue Impacts of Proposed Tax Measures1, 2, 3

(millions of dollars)

	2022–	2023–	2024–	2025–	2026–	2027–
	2023	2024	2025	2026	2027	2028	Total

Personal Income Tax

Extension of the Residential Property Flipping Rule to	—	-1	-1	-1	-1	-1	-5

Assignment Sales

Automatic Advance for the Canada Workers Benefit	0	750	780	790	805	820	3,945

Business Income Tax

Investment Tax Credit for Clean Technologies	0	1,070	1,110	1,135	1,600	1,735	6,650

[1]	A positive amount represents a decrease in revenue; a negative amount represents an increase in revenue.
[2]	A “–” indicates a small amount (less than $500,000).
[3]	Totals may not add due to rounding.

78            Tax Measures

Personal Income Tax Measures

Extension of the Residential Property Flipping Rule to Assignment Sales

Budget 2022 proposed the Residential Property Flipping Rule, a new deeming rule to ensure profits from flipping residential real estate are always subject to full taxation. Starting on January 1, 2023, profits arising from dispositions of residential property (including a rental property) that was owned for less than 12 months would be deemed to be business income, subject to the exceptions listed below.

The 2022 Fall Economic Statement proposes to extend this new deeming rule to profits arising from the disposition of the rights to purchase a residential property via an assignment sale. Profits arising from an assignment sale would be deemed to be business income if the rights to purchase a property were assigned after having been owned for less than 12 months.

The Residential Property Flipping Rule would not apply when a transaction is in relation to at least one of the life events listed below:

–	The death of the taxpayer or a person related to the taxpayer;

–	One or more persons related to the taxpayer becoming a member of the taxpayer’s household or the taxpayer becoming a member of the household of a related person;

–	The breakdown of the marriage or common-law partnership of the taxpayer if the taxpayer has been living separate and apart from their spouse or common-law partner for at least 90 days prior to the disposition;

–	A threat to the personal safety of the taxpayer or a related person;

–	The taxpayer or a related person suffering from a serious illness or disability;

–	An eligible relocation of the taxpayer or the taxpayer’s spouse or common-law partner (i.e., generally a relocation that enables the taxpayer to carry on business, be employed or attend full-time post-secondary education);

–	An involuntary termination of the employment of the taxpayer or the taxpayer’s spouse or common-law partner;

–	The insolvency of the taxpayer; or

–	The destruction or expropriation of the property.

The 12-month holding period for the Residential Property Flipping Rule will reset once the property is owned by the taxpayer who entered into a purchase and sale agreement. This will ensure the Residential Property Flipping Rule cannot be bypassed when selling a constructed property simply because a taxpayer held the rights to purchase the property before it was constructed. In other words, the 12-month holding period would reset once a taxpayer secures ownership of the property.

Where the new deeming rule does not apply because of a life event listed above or because the property was owned for 12 months or more, it would remain a question of fact whether profits from the disposition are taxed as business income.

The Residential Property Flipping Rule, including the extension for assignment sales, would apply in respect of transactions occurring on or after January 1, 2023.

Automatic Advance for the Canada Workers Benefit

The Canada Workers Benefit (CWB) is a refundable tax credit that supplements the earnings of low- and modest-income workers. An individual claims the CWB when completing their tax return, but filers are automatically assessed by the Canada Revenue Agency (CRA) for eligibility if the CWB is not claimed. An advance payment option is available through which eligible individuals may apply to receive up to half of their anticipated CWB entitlement for a taxation year through up to four advance payments. Despite recent efforts to raise awareness of this option, the provision is little used.

To provide CWB beneficiaries with more timely support throughout the year, the 2022 Fall Economic Statement proposes to automatically provide individuals who received the CWB for the previous taxation year an entitlement for the current taxation year through quarterly advance payments, so long as their income tax return for the previous year is received and assessed by the CRA prior to November 1 of the current year.

Supplementary Information            79

–	For couples, base CWB advance payments would be paid to the spouse or common-law partner who claimed it using Schedule 6 of the income tax return or who received it through CRA automatic determination.

–	An individual who received only the disability supplement in the prior year (i.e., because their spouse or common-law partner claimed the basic benefit) would receive advance payment of the current year’s supplement.

Half of an individual’s estimated CWB entitlement for a year, determined on the basis of their prior-year tax return (and where applicable, that of their spouse), would be delivered through advance payments in July, October and January. Any residual entitlement would be calculated and paid through the individual’s tax return for the year.

–	In the case of a couple in which both partners received advance payments (e.g., a couple that formed during the year), only the individual claiming the couple’s CWB on their tax return (themselves, or through automatic determination) would report the advance payments received by both partners for that year, with the exception of any advance payments received by a spouse in respect of the disability supplement, which they would continue to report on their own return.

Eligibility to receive advance payments during the course of a year would cease in cases where an individual is incarcerated for a period of 90 days or more; moves out of the country; or dies prior to July 1 (death on or after July 1 does not typically lead to a change in CWB entitlement for the individual or the surviving spouse/parent).

–	Where one of these changes in circumstance occurs, the CWB beneficiary would not be entitled to advance payments after their change in eligibility took place.

–	The eligible spouse of an individual who became ineligible due to a change in circumstance described above could become entitled to advance payments on the basis of their individual working income and net income (excluding that of the now ineligible spouse) for the portion of the year following the individual’s change in circumstance.

Changes in circumstances relating to eligibility criteria not mentioned above would not affect individuals’ advance payment entitlements for the current taxation year.

Advance payments would be issued automatically starting in July 2023 for the 2023 taxation year, and the option to apply for an advance payment under the existing provision would no longer be available after January 1, 2023.

Business Income Tax Measure

Investment Tax Credit for Clean Technologies

The 2022 Fall Economic Statement proposes to introduce a refundable Clean Technology Investment Tax Credit equal to 30 per cent of the capital cost of eligible equipment.

The following types of equipment would be eligible for the credit:

–	equipment to generate electricity from solar, wind and water energy that is described under subparagraphs (d)(ii), (iii.1), (v), (vi), and (xiv) of capital cost allowance Class 43.1;

–	stationary electricity storage equipment that is described under subparagraphs (d)(xviii) and (d)(xix) of Class 43.1, but that does not use any fossil fuels in operation, which includes, but is not limited to, batteries, flywheels, supercapacitors, magnetic energy storage, compressed air energy storage, pumped hydroelectric energy storage, gravity energy storage, and thermal energy storage;

–	active solar heating equipment, air-source heat pumps, and ground-source heat pumps that are described under subparagraph (d)(i) of Class 43.1;

–	equipment to generate heat or electricity from concentrated solar energy;

–	equipment to generate heat or electricity from small modular nuclear reactors; and

–	non-road zero-emission vehicles described in Class 56 (e.g. hydrogen or electric heavy duty equipment used in mining or construction) and charging or refuelling equipment described under subparagraph (d)(xxi) of Class 43.1 or subparagraph (b)(ii) of Class 43.2 that is used primarily for such vehicles.

Going forward, the government will continue to review eligibility for relevant technologies, including additional ones.

80            Tax Measures

Application and Phase-Out

The Clean Technology Investment Tax Credit would be available in respect of the capital cost of property that is acquired and that becomes available for use on or after the day that the 2023 Budget is released, where it has not been used for any purpose before its acquisition.

Businesses would be able to benefit from the full amount of both the Clean Technology Investment Tax Credit and the Atlantic Investment Tax Credit.

The Clean Technology Investment Tax Credit would be gradually phased out starting with property that becomes available for use in 2032 and would no longer be in effect for property that becomes available for use after 2034. The credit would gradually phase out with a credit rate of 20 per cent in 2032, 10 per cent in 2033 and 5 per cent in 2034.

Labour Conditions

The tax credit rate available under the Clean Technology Investment Tax Credit would depend on whether the claimant meets certain labour conditions. The Clean Technology Investment Tax Credit rate for eligible investments would require that all labour conditions be fulfilled in order to obtain the 30-per-cent rate. A 20-per-cent rate would be available to claimants that do not meet the labour conditions.

The Department of Finance will consult with a broad group of stakeholders, but especially with unions, on how best to attach labour conditions to the proposed tax credit. Additional details on the labour conditions will be announced in Budget 2023.

Strategic Environmental Assessment Statement

The Clean Technology Investment Tax Credit is expected to have positive environmental impacts by encouraging the adoption of clean technologies, contributing to fewer emissions of greenhouse gases and air particulates. This would contribute towards Canada’s goal of reducing greenhouse gas emissions by 40 to 45 per cent below 2005 levels by 2030 and achieving net-zero greenhouse gas emissions by 2050.

The Clean Technology Investment Tax Credit would also contribute to achieving the Federal Sustainable Development Strategy target related to achieving 90 per cent of electricity generated from renewable and non-emitting sources by 2030.

Previously Announced Measures

The 2022 Fall Economic Statement confirms the government’s intention to proceed with the following previously announced tax and related measures, as modified to take into account consultations and deliberations since their release:

–	Legislative proposals released on August 9, 2022, including with respect to the following measures:

•	The Tax-Free First Home Savings Account (FHSA);

•	The First-Time Home Buyers’ Tax Credit (HBTC);

•	The Multigenerational Home Renovation Tax Credit;

•	The Residential Property Flipping Rule;

•	The Medical Expense Tax Credit for Surrogacy and Other Expenses;

•	Borrowing by Defined Benefit Pension Plans;

•	Annual Disbursement Quota for Registered Charities;

•	Reporting Requirements for Registered Retirement Savings Plans (RRSPs) and Registered Retirement Income Funds (RRIFs);

•	Fixing Contribution Errors in Defined Contribution Pension Plans;

•	The Canada Recovery Dividend and the Additional Tax on Banks and Life Insurers;

•	The Investment Tax Credit for Carbon Capture, Utilization and Storage;

•	Clean Technology Tax Incentives – Air-Source Heat Pumps;

•	The Critical Mineral Exploration Tax Credit;

•	Eliminating Flow-Through Shares for Oil, Gas and Coal Activities;

•	The Small Business Deduction;

•	International Financial Reporting Standards (IFRS 17);

•	Hedging and Short Selling by Canadian Financial Institutions;

•	The Application of the General Anti-Avoidance Rule to Tax Attributes;

Supplementary Information            81

•	Substantive Canadian-Controlled Private Corporations;

•	Interest Coupon Stripping;

•	Quarterly Remittances and Technical Amendments to the Cannabis Taxation Framework;

•	Enhanced Reporting Requirements for Trusts;

•	Mandatory Disclosure Rules;

•	The Avoidance of Tax Debts;

•	The Electronic Filing and Certification of Tax and Information Returns;

•	Modifications to the vaping taxation framework related to marking, customs storage, and duty liability;

•	Draft regulations under the Underused Housing Tax Act and amendments to the Underused Housing Tax Act and related amendments to the Income Tax Act;

•	other technical amendments to the Income Tax Act and Income Tax Regulations proposed in the August 9th release; and

•	Legislative and regulatory proposals relating to the Goods and Services Tax/Harmonized Sales Tax, excise levies and other taxes and charges announced in the August 9th release.

–	Legislative proposals released on April 29, 2022 with respect to Hybrid Mismatch Arrangements.

–	Tax measures and consultations announced in Budget 2022 for which legislative proposals have not yet been released.

–	Legislative proposals released on February 4, 2022, including with respect to the following measures:

•	Allocation to Redeemers Methodology for Mutual Fund Trusts;

•	Taxes Applicable to Registered Investments;

•	Audit Authorities;

•	Interest Deductibility Limits; and

•	Crypto Asset Mining.

–	Legislative proposals tabled in a Notice of Ways and Means Motion on December 14, 2021 to introduce the Digital Services Tax Act.

–	The transfer pricing consultation announced in Budget 2021.

–	The anti-avoidance rules consultation announced on November 30, 2020 in the Fall Economic Statement and updated in a consultation paper released on August 9, 2022.

–	The income tax measure announced on December 20, 2019 to extend the maturation period of amateur athletes trusts maturing in 2019 by one year, from eight years to nine years.

–	Measures confirmed in Budget 2016 relating to the Goods and Services Tax/Harmonized Sales Tax joint venture election.

The 2022 Fall Economic Statement also reaffirms the government’s commitment to move forward as required with other technical amendments to improve the certainty and integrity of the tax system.

82            Tax Measures